Grupo CONTINENTAL S.A.B.

2008

Annual Report

CONTENTS

CONTAL

GRUPO CONTINENTAL
2008 QUARTERLY STOCK PRICES
Nominal Mexican Pesos

2008	T1	T2	T3	T4
Highest price	26.95	29.10	26.50	23.90
Lowest price	22.83	25.26	22.58	17.80
Price at closing	25.57	25.30	23.42	22.90

Common Stock
Ticker Symbol
Bolsa Mexicana de Valores (BMV) - "CONTAL"
ADR Nivel 1 "over-the-counter" - "GPOCY"

Annual Shareholders' Meeting
April 23, 2009, 12:00 noon
Dr. Burton E. Grossman Auditorium
Corporate Headquarters
Tampico, Tamaulipas, México.

Shareholders Assistance
Gloria Patricia Rodríguez Pintor
Tel.: (833) 241-2523
Fax: (833) 241-2541
grodriguez@contal.com

Investor Relations
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

Financial Highlights

In millions of pesos as of December 31

	2008	**2007**	Variation %
Net Revenues	**12,826**	12,283	**4.4**
Operating Profit	**2,292**	2,130	**7.6**
Net Profit	**1,800**	1,606	**12.1**
Total Assets	**10,577**	10,506	**0.7**
Total Liabilities	**2,076**	2,170	**-4.3**
Stockholders' Equity	**8,501**	8,336	**2.0**
Earnings per Share (Pesos)	**2.40**	2.14	**12.1**
Operating Cash Flow per Share (Pesos)	**3.58**	3.33	**7.4**
Closing Stock Price per Share (Nominal Pesos)	**22.90**	25.84	**-11.4**
Cash Dividends per Share (Nominal Pesos)	**2.00**	1.25	**60.0**
Average Outstanding Shares (Millions)	**750**	750	**0.0**
Infrastructure Investments	**510**	548	**-6.9**

Net Revenues


11,132
11,469
11,899
12,283
12,826
2004
2005
2006
2007
2008

Profit


1,852
1,206
1,879
1,301
2,060
1,660
2,130
1,606
2,292
1,800
2004
2005
2006
2007
2008
Operation
Net

Operating Cash Flow (EBITDA)


2,242
2,242
2,440
2,498
2,683
2004
2005
2006
2007
2008

Total Assets


11,161
9,626
9,696
10,506
10,577
2004
2005
2006
2007
2008

In Millions of Pesos


Total Liabilities
2,038
2,115
1,971
2,170
2,076
2004
2005
2006
2007
2008


Stockholder's Equity
9,123
7,511
7,725
8,336
8,501
2004
2005
2006
2007
2008

In Millions of Pesos

Note: In accordance with the new NIF B-10 "Inflationary Effects," 2007 and prior Financial Statements are expressed in constant pesos at purchasing power of December 31, 2007. Financial Statements for 2008 are expressed in nominal pesos.

Message from the Chairman of the Board of Directors

Dear Shareowners:

As always, submitting this report is a very special occasion. The results we are sharing below are due to the talent, joint effort and professionalism of our Grupo Continental work team in light of challenging scenarios presented in 2008.

Global economic events that transpired during the second half of the year, in conjunction with significant social facts in the life of our country, are leading to very complex and increasingly demanding trends. This reality requires us to continue along the lines of efficient performance and resort to the strength provided by experience and capability in anticipating and adjusting to our current environment.

Given the special conditions we faced during the year, we were able to achieve very good results in every operating area, while reinforcing strategies established in our business model.

One key element has been to remain close to our Customers and Consumers, ensuring that our service covers their genuine needs, supported by new products, in accordance with new market consumption preferences and trends.

Our participation in Jugos Del Valle, whose operations have been incorporated into each of our territories, has effectively driven our presence in the increasing emerging beverage category.

We are certain that the wise guidance from our Corporate Governance, which we exercise based on responsibility and high ethical standards, make it possible for Grupo Continental to constantly add value to the results that all our stakeholders anticipate.

Our background includes very successful financial results and therefore, increasingly challenging. Even so, the talent and determination of our Collaborator team surpassed almost every business indicator with respect to the previous year, and it is worth noting that through intelligent efforts, in 2008 we reached the highest Net Profits.

Likewise, we maintained Zero Cost of Net Debt, which is quite significant given exchange rate instability.

The results Mr. Miguel Ángel Rábago will discuss later in his message as CEO, clearly show that we continue on the road to success that we planned in conjunction with the Board of Directors, Executive Team, The Coca-Cola Company and every Business Unit at Grupo Continental.

Sustainable Development and Profitability based on Efficiency

In 2008, we consistently continued to search for solid and sustained development through a permanent control in our cost structure and operating efficiency throughout. We are certain that there are opportunities in all our processes. By identifying them and capitalizing on them we will improve our market service, thus increasing our operating and financial performance. Our strategy to control costs and expenses is generating the results we anticipated, so it will continue in effect throughout the entire value chain.

We favor respect and collaboration in our relationship with The Coca-Cola Company. Outstanding synergies established in our experience with Jugos Del Valle prove once again that our company is trustworthy and solid.

We are motivated by the quality and productivity of this relationship, which is mutually beneficial and above all, it strengthens the connections and results with our Customers, Consumers and the communities we operate in.

In our belief as a Socially Responsible Company, we will continue to be a good corporate citizen. We will take the necessary measures to preserve our environment and participate in initiatives favorably impacting the territories where we work.

We are especially careful regarding health, security and the wellbeing of our Collaborators and their families. We also foster responsible relationships and high ethical standards with our Authorities, Customers and Suppliers.

Our experience throughout 45 years completed in 2009, leads us to celebrate the daily work, vision and leadership that Dr. Burton E. Grossman, our founder, established in the Culture of Grupo Continental, which has expanded to each Collaborator and which continues to give life to this company.

Within our great history, we will also complete 30 years of being listed in the Mexican Stock Exchange (BMV), with the satisfaction of always abiding by the guidelines of integrity and transparency that we exercise as a public company.

Several Collaborators have grown in conjunction with the organization and are currently reaching their well-deserved stage of retirement. To all of them, I express my deepest gratitude for their loyal and competent devotion of so many years. Their footprint shall remain forever in current Collaborators inspired by their example and determination to succeed.

I also express my deepest gratitude to our Board of Directors for providing their professional experience, which translates into expert guidance and remarkable warmth toward all of us. Their contribution is fundamental to define and follow-up on key strategies of our Company.

We deeply appreciate Customers and Consumers who daily honor us with their preference. Our commitment toward them is renewed on a daily basis to pay attention to and meet their needs in the best possible way, every time.

I would also like to sincerely acknowledge our Suppliers, partners in our daily efforts to establish mutually beneficial professional relationships.

We are constantly motivated by the trust and interest that Shareowners bestow upon us. Thank you very much for this and for benefitting us through the years.

I emphasize my deepest appreciation to more than 14,000 Collaborators that are part of the large Grupo Continental family, known for their enthusiasm, and the wise guidance of the executive team led by Miguel Ángel Rábago and Baldomero Ponce, who strive to meet increasingly higher goals.

This organization has an extraordinary future because of you. It is an honor and a privilege to share this outstanding endeavor with such a remarkable team.

We will always be prepared, improving upon our skills and capabilities as necessary, proud of our history and committed to that future we are building today.

Very Cordially,

Cynthia H. Grossman
Chairman of the Board of Directors

Chief Executive Officer's Report

Despite the challenges emerging in the economic and social environment of México and the world, in 2008 Grupo Continental concluded a good year.

Based on the strategic plan approved by the Board of Directors, which was carefully implemented by all our collaborators, today we are able to report that goals reached during the previous year were highly successful.

In general terms, following is a discussion of relevant data related with our business objectives and priorities established for 2008:

1. We led Coca-Cola, our leading brand, to an annual volume of sales amounting to 206 million unit cases, excluding allowances and samplings, which represents an increase of 1.5% over last year's.
2. We performed a successful transition of Jugos Del Valle to our operation, paying special attention to the compliance of commercial agreements established with Bottling Groups and guidelines imposed by the appropriate authorities.
3. The total sales volume amounted to 403 million unit cases, excluding allowances and samplings, the highest in the history of Grupo Continental. This represents a growth of 2.3% as compared to the previous year.
4. Continuous improvement in our service and marketing models has strengthened our commitment of excellence toward our Customers and Consumers.
5. In the framework of UNO Strategy, we have developed performance standards at the point of sale to stimulate participation by our Customers, offering them advantages and benefits to reinforce our business relationships. The Performance Quality Index in December 2008 was 56.1%, higher than the 41.6% achieved as of December 2007.
6. Sales in the flavored-drink segment reached 58 million unit cases, with support from new sizes launched.
7. Our mix of volume per package was 50.6% in multi-serve and 49.4% in single-serve sizes. Consumer per capita in our territories reached 770 8-ounce bottles.

8. The Ciel brand in all sizes attained sales of 120 million unit cases of Bottled Water in 2008. Ciel Jug coverage expanded to the territories of distribution centers in Rioverde and Juárez at Embotelladora San Luis.
9. Operating Profits increased by 7.6%, surpassing the 6.0% goal established for 2008. We closed the year with a ROIC of 20.8%, the highest among the Bottling Groups listed in the Mexican Stock Exchange.
10. Our Social Responsibility is expressed in every performance area of our company, and therefore, we are constantly promoting industrial and labor practices to benefit all interest groups of our business. For example, it is worth noting that all Production Centers are certified as a clean industry by the appropriate authorities. In addition, jointly with The Coca-Cola Company, we actively collaborate in reaching the goals of water conservation and recovery in every community where we established a presence.

The financial soundness maintained by Grupo Continental in light of the Global Economy is reflected in our outstanding financial results, especially:

- The increase in Net Revenues was 4.4% with respect to the previous year, reporting earnings in the amount of 12,826 million pesos.
- Operating Profits reached a total of 2,292 million pesos, which represents an increase of 7.6% over the previous year.
- Net Profits amounted to 1,800 million pesos, the highest in our history.
- Operating Cash Flow reached 2,683 million pesos, a margin of 20.9% over Net Revenues.

Our Collaborators in every position within Grupo Continental are responsible for achieving these magnificent results. By practicing our traditional Culture of Excellence, we performed the best possible way in the market with a genuine attitude of service.

The character of our brand, devoted attention paid to all our Customers and the satisfaction of our Consumers, constitute the focal point of our daily activities, as we strive to make of our products the preferred option at every event.

Future Outlook

Progress made by Grupo Continental is a source of satisfaction for all of us collaborating in this great company. At the same time, they encourage us to continue working on projects that will enable long-term sustainable and profitable growth.

Proud of our history, in 2009 we celebrate two important anniversaries for all of us: 45 years since the foundation of Grupo Continental, and 30 years listed in the Mexican Stock Exchange. This pride will project us into the promising future that we have been building since the very first day.

This year will demand the best in all of us to face current challenges and those that will surely emerge. Therefore, we will continue our constant search for strategies to further our market leadership. We have the human assets and the business culture necessary to meet the goals and priorities we have designed for this current year.

A careful dedication to our processes, while improving operating quality and productivity, as well as excellent Customer and Consumer service, shall constitute the basis of our plans for the development of our people. Integrity shall continue to guide our daily performance.

The excellent relationship we enjoy with The Coca-Cola Company will continue to be respectful, productive and professional in this new stage imposed by these difficult times. With our new executive lineups, we will continue on the road to success and permanence for future generations.

We shall practice Social Responsibility as an inseparable feature of our business model; Respect and Fairness will continue to be ethical guidelines in our decisions throughout the scope of our business and thus, upon these foundations, we will build valuable relationships with Collaborators, Customers and Consumers, Shareowners, and the Community at large.

I sincerely appreciate the devotion and professionalism of all Grupo Continental Collaborators to attain every goal we set forth. Through everybody's commitment, we will build upon a team that is increasingly competitive and adaptable to new environments.

To the members of the Board of Directors, I express my sincere appreciation for your very valuable support and contribution to the success of our Company.

Thankful to all our Customers, Consumers, Suppliers, and Shareowners, we reiterate our deepest commitment for vesting your trust in us.

Based on what I have just shared, I can guarantee you that at Grupo Continental, today we are ready for tomorrow!

Very Cordially,

Miguel Angel Rábago Vite
Chief Executive Officer


Company Value on the Mexican Stock Exchange
Millions of Dollars
1,090
820
1,104
1,231
1,272
1,431
1,236
1,586
1,777
1,247
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008


Paid Dividends
Millions of Dollars
82
240
120
85
143
2004
2005
2006
2007
2008


Paid Dividends
(%) of Net Profit
82.4
243.1
108.9
58.6
93.4
2004
2005
2006
2007
2008

2008 Operating Results

Strategies and actions performed by the Grupo Continental team in recent years have provided obvious successful results. These principles enable us to address the changing conditions of the market and the economic environment in general, with certainty and conviction.

Committed to our high performance vision and above all, to our daily mission of meeting the needs of those who honor us with their preference, we devote ourselves to our processes and service, for the creation of value to benefit them, our Customers and Consumers, and all of us collaborating in this Company.

Market Share and Volume

All Categories

During 2008 we reached a sales volume of 413 million unit cases, including allowances and samplings. This number shows a growth of 1.8% as compared to the previous year.


Total Sales Volume
Millions of Unit Cases
312
334
343
354
352
370
386
406
413
2000
2001
2002
2003
2004
2005
2006
2007
2008

Annual per capita consumption reported amounted to 770 unit bottles, i.e. 182 liters of our products, with this result being one of the highest in the entire country.

Soft Drinks

In the category of carbonated beverages, we reached 287 million unit cases: 229 million in the cola segment and 58 million in the flavored segment. This contributed significantly to our growth.

Bottled Water

The bottled water category, including jugs, contributed to the total sales volume with 120 million unit cases.

The breakdown included 15 million unit cases in personal sizes, while the 20-liter jug of Ciel Purified Water contributed with 105 million unit cases, which means there were 30 million jugs sold in our territory.

Emerging Beverages

In this segment we were able to achieve a volume of 6 million unit cases, including the significant contribution of Jugos Del Valle, already incorporated into our brand portfolio.

Strategies for Market Development

In addition to the sizes we already manage, 136 new products were added through 1,374 launching events. The most outstanding due to their impact on the Consumer were: Coca-Cola 1.5-liter PET; Coca-Cola and Coca-Cola Zero 400 ml PET, Easy Grip and 473 ml can; Fanta in multiple flavors 500 ml, 1.5-liter and 2.5-liter PET; Sprite 250 ml PET, and 473 ml can; Fanta, Sprite, Fresca and Lift in 710 ml PET; as well as Delaware and Senzao in 500 ml PET. In emerging beverages, the brand portfolio of Jugos Del Valle and the VitaminWater and Gladiator brands were added. Due to their inclusion, in 2008 we reached more than 270 SKUs in the market.

In order to strengthen our position at the point of sale while improving our relationships with our Customers, we have reinforced our segmentation program by positively involving retailers in established performance standards for mutual benefit.

Our strategies to serve the Modern Channel are rapidly and successfully maturing, becoming increasingly efficient in Customer perception and in the productivity of its routes.

In order to increase Customer and Consumer preference, 17 promotional campaigns were conducted as follows:

- Twelve oriented to Consumers, especially "Destapa la Felicidad," "El Depa Coca-Cola Light," "Todos a la Mesa con Coca-Cola," and the traditional Christmas campaign "Arbolitos Coca-Cola."
- Two retailer-oriented promotionals: "Socio Distinguido" and "Detallista Seguro," programs, whose implementation continues to render good results.
- Three image-related events, 2 for the Coca-Cola brand: "11ª Copa Coca-Cola" and "Konec-T." The third was for Coca-Cola Zero, the musical event "Zero Fest", in the city of Guadalajara, Jalisco.

We continue to increase our cold drinks platform, which includes more than 173 thousand units in the market, including refrigerators, fountains and vending machines. This ensures continuous availability of cold products at every point of sale, as required by our Consumers.

We worked with 875 thousand Customers in 2008, though 2,233 distribution routes. Our Customer portfolio includes 232 thousand soft drinks, water in personal sizes, and emerging beverage retailers, and 643 thousand are Ciel jug Customers.

Sales per Category

Sales + Sampling (All products)


14.2 %
25.4 %
55.4 %
3.6 %
1.4 %
Cola
Flavored
Jug Water
Bottled Water
New Categories

Sales Volume per Channel


1.4 %
12.1 %
8.6 %
67.9 %
Modern Channel
Traditional Channel
Food
Schools
Others

Sales Mix per Package

Soft Drink + Bottled Water

Sales + Sampling


Personal
49.4 %
Family
50.6 %
Non Returnable
63.8 %
Returnable
36.2 %


Consistent Year-Round Product Demand
As a percentage of 2008 Total Sales Volume (Soft Drink and Bottled Water)
7.4
7.4
8.5
8.9
9.2
8.8
9.0
8.6
7.5
8.1
7.8
8.8
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2008 Sales and Samplings (Soft Drink + Bottled Water)

Grupo Continental, S.A.B. and Subsidiaries
1999 – 2008 Consolidated Financial Statements
Millions of Pesos as of December 31

	Compound Annual Growth 1999 - 2008 (10 Years)	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Net Sales	3.70%	12,826	12,283	11,899	11,469	11,132	11,679	11,910	11,992	11,019	9,843
Cost of Sales		6,223	5,819	5,613	5,463	5,194	5,433	5,194	5,309	4,958	4,719
Gross Profit	3.80%	6,603	6,464	6,286	6,006	5,938	6,246	6,716	6,683	6,061	5,124
Gross Margin		51.5%	52.6%	52.8%	52.4%	53.3%	53.5%	56.4%	55.7%	55.0%	52.1%
Operating Expenses		4,311	4,334	4,226	4,127	4,086	4,291	4,385	4,324	3,842	3,392
Percentage of Net Sales		33.6%	35.3%	35.5%	36.0%	36.7%	36.7%	36.8%	36.1%	34.9%	34.5%
Operating Profit	3.80%	2,292	2,130	2,060	1,879	1,852	1,955	2,331	2,359	2,219	1,732
Operating Margin		17.9%	17.3%	17.3%	16.4%	16.6%	16.7%	19.6%	19.7%	20.1%	17.6%
Other Income & Expenses, Net		-194	-139	-19	-149	-248	-154	-216	-233	-231	-187
Total Cost of Financing		-199	-77	-82	-3	41	-118	-143	-57	-100	-47
Equity in Associated Companies		140	144	130	162	155	162	131	103	79	183
Profit Before Taxes	3.90%	2,437	2,212	2,253	1,895	1,718	2,081	2,389	2,286	2,167	1,775
Tax on Profit		637	606	593	594	512	746	846	834	852	589
Discontinued Item		0	0	0	0	0	0	0	33	0	0
Consolidated Net Profit	4.00%	1,800	1,606	1,660	1,301	1,206	1,335	1,543	1,419	1,316	1,186
Minority Net Profit		1	1	1	0	1	0	-3	0	4	-2
Majority Net Profit		1,799	1,605	1,659	1,301	1,205	1,335	1,546	1,419	1,312	1,188
Majority Net Profit Margin		14.0%	13.1%	13.9%	11.3%	10.8%	11.4%	13.0%	11.8%	11.9%	12.1%
Earnings Per Share		2.40	2.14	2.21	1.73	1.61	1.78	2.06	1.90	1.76	1.59
Shares		750	750	750	750	750	750	750	749	747	749

Note: In accordance with the new NIF B-10 "Inflationary Effects," for 2007 and prior periods, Financial Statements are expressed in constant pesos at purchasing power of December 31, 2007, and for 2008 they are expressed in nominal pesos.

Operating Profit
In Millions of Pesos


1,732
2,219
2,359
2,331
1,955
1,852
1,879
2,060
2,130
2,292
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Income Before Taxes
In Millions of Pesos


1,775
2,167
2,286
2,389
2,081
1,718
1,895
2,253
2,212
2,437
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Net Profit
In Millions of Pesos


1,186
1,316
1,419
1,543
1,335
1,206
1,301
1,660
1,606
1,800
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Financial Statements Analysis

Millions of Pesos as of December 31

	2008	**%**	2007	%
Net Revenues	**12,826**	**100.0**	12,283	100.0
Cost of Sales	**6,223**	**48.5**	5,819	47.4
Gross Profit	**6,603**	**51.5**	6,464	52.6
Operating Expenses	**4,311**	**33.6**	4,334	35.3
Operating Profit	**2,292**	**17.9**	2,130	17.3
Other Revenues, Net	**-194**	**-1.5**	-139	-1.1
Total Cost of Financing	**-199**	**-1.6**	-77	-0.6
Equity in Associated Companies	**140**	**1.1**	144	1.2
Profit Before Taxes	**2,437**	**19.0**	2,212	18.0
Income Taxes	**637**	**5.0**	606	4.9
Net Income	**1,800**	**14.0**	1,606	13.1
Minority Net Income	**1**	**0.0**	1	0.0
Majority Net Income	**1,799**	**14.0**	1,605	13.1

Free Cash Flow

Millions of Pesos as of December 31, 2008

Operating Cash Flow (EBITDA)		2,683
Plus Resources		
Dividends from Associated Companies	119	
Financial Proceeds, Net	80	
Exchange Rate Profit, Net	118	
Other Income, Net	34	
Sale of Property, Plant & Equipment	72	423
Minus Expenditures		
Taxes	792	
Employee Profit-Sharing	253	
Dividends	1,496	
Capital Expenditures	510	
Jugos Del Valle Contribution	12	
Working capital variations and other items, Net	7	3,070
Free Cash Flow		**36**

Financial Results Analysis

At Grupo Continental we have been able to maintain a solid financial position despite the global economy, which enables us to successfully face adverse economic conditions in 2008 and will provide a significant advantage into the future.

Our operations and performance were strengthened throughout the value chain of our organization, which resulted in Operating Cash Flow in the order of 2,683 million pesos, equal to a margin of 20.9%; we also achieved record Net Income of 1,800 million pesos.

Net Revenues

Net Revenues at the close of 2008 showed an increase of 4.4% with respect to 2007. The number amounted to 12,826 million pesos.


Net Revenues
In Millions of Pesos
12,826
12,283
2007
2008

Total sales volume amounted to 403 million unit cases, including soft drinks, personal size water, emerging beverages and water jugs, excluding allowances and samplings. Of this volume, the soft drink category reported 279 million unit cases, 14 million were personal-size water and 104 million were water jugs, while emerging drinks contributed with 6 million unit cases.

Once again, Grupo Continental set a new record by achieving the highest Sales Volume and Net Revenues in its history.

Cost of Sales


Cost of Sales
In Millions of Pesos
6,223
5,819
2007
2008

The Cost of Sales reached 6,223 million pesos, i.e. 48.5% of Net Sales. This represents an increase of 6.9% with respect to 2007, mostly due to three factors:

1. Increase in Sales Volume.
2. Increase in the price of concentrate by The Coca-Cola Company.
3. Translation of 3.3 percentage points from our Sales Volume to Non-Returnable packaging.

Operating Expenses


Operating Expenses
In Millions of Pesos
4,334
4,311
2007
2008

This indicator totaled 4,311 million pesos, equal to 33.6% of Net Revenues, 1.7 percentage points lower than 2007. This was caused by a larger absorption of fixed costs due to an increase in Net Revenues.

Operating Profits


Operating Profits
In Millions of Pesos
2,292
2,130
2007
2008

Operating Profits amounted to 2,292 million pesos, which is 17.9% of Net Revenues. As compared to 2007, there was an increase of 7.6%.

Other Earnings and Expenses, Net

Due to a larger reserve for Employee Profit-Sharing, this indicator shows an expense of 194 million pesos.


Other Earnings and Expenses, Net
In Millions of Pesos
2007
2008
-139
-194

Total Cost of Financing

This was caused by a larger Exchange Rate profit, which amounted to 199 million pesos.


Total Cost of Financing
In Millions of Pesos
2007
2008
-77
-199

Interest in Associated Companies

From our interest in the results of associated companies, we obtained 140 million pesos, representing 1.1% of Net Revenues. Promotora Industrial Azucarera, S.A. de C.V. contributed with 120 million pesos to this item, and Andamios Atlas, S.A. de C.V. contributed with the remainder.


Interest in Associated Companies
In Millions of Pesos
144
140
2007
2008

Income Taxes


Profit Taxes
In Millions of Pesos
606
637
2007
2008

These are 5.0% of Net Revenues, represented by 637 million pesos on this item. The (Income Tax) in effect as of December 31, 2008 is 28% on its appropriate tax table.

Net Income


Net Income
In Millions of Pesos
1,606
1,800
2007
2008

Net Profits amounted to 1,800 million pesos, i.e., a margin of 14.0% of Net Sales, and Earnings per Share were 2.40 pesos. This result breaks a new record in the history of Grupo Continental.

Management's Financial Responsibility

It is the responsibility of Company management to prepare Financial Statements and all information contained herein. Financial Statements have been prepared in accordance with the Mexican Financial Information Standards in effect, under General Accounting Policies duly approved by the Board of Directors, which are consistently applied. This responsibility includes, among other activities, maintaining the objectivity and integrity of accounting records.

The Group's Management maintains an adequate internal control structure in order to provide certainty of accounting records in every transaction, as well as rigorous protection against any significant abuse or loss of Company assets. This structure is based on a careful selection and training of qualified personnel who perform their tasks under duly documented policies and procedures.

Financial Statements of the Group are annually audited by the independent office of Certified Public Accountant Howarth Castillo Miranda, and their review was conducted pursuant to Generally Accepted Auditing Standards in México, yielding successful results.

In order to validate that management fulfills its responsibilities regarding the general control of all Company operations and that financial statements are prepared based on consistent foundations, the Board of Directors relies on its Auditing and Corporate Practices Committee, entirely comprised of members who are not employed by the company.

The Auditing and Company Practices Committee meets from time to time with External and Internal Auditors of the Company to discuss audit work and assess the effectiveness of the Company's internal control, ensuring that its reviews address operating areas of higher risk for the business.

Miguel Angel Rábago Vite Chief Executive Officer	Javier Francisco Saldaña González Chief Financial Officer	Roberto Martínez Garza Chief Legal and Human Resources Director Officer

Board of Directors' Opinion on the Chief Executive Officer's Annual Report

April 23, 2009

H. General Shareholders' Meeting of
Grupo Continental, S.A.B.

In order to comply with stipulations of Articles 28, Section IV, paragraph c) and 42, Section II, paragraph e) of the Law of the Securities Market in effect, in my capacity as Chair of the Board of Directors of Grupo Continental, S.A.B., I submit to you the opinion of this Board, prepared by the Auditing and Corporate Practices Committee, with respect to the contents of the Chief Executive Officer's Annual Report, pursuant to Article 44, Section XI of the same Law, pertaining to the fiscal year of January 1 through December 31, 2008.

In periodic meetings held during the fiscal year with the Chief Executive Officer's team and other Top Executives in the company, through the appropriate Committees, we followed-up on tasks related to management, leadership, and performance of company businesses under their responsibility, as well as the main projects entrusted to them, which were effectively performed, finding them at all times consistent with the strategies, policies and guidelines approved by the Board of Directors.

We also report to this Honorable Meeting on the good performance of the company during the fiscal year.

With respect to the company's financial statements, submitted with the Chief Executive Officer's Annual Report, for the fiscal year of January 1 through December 31, 2008, they were discussed and approved in our Board of Directors meeting of February 26, this year. These reports were prepared in accordance with adequate and sufficient accounting policies and criteria in a consistent manner, and in the opinion of our external auditors, they reasonably represent the financial situation and results of our operations.

On behalf of the Board of Directors of Grupo Continental, S.A.B., we appreciate your confidence in us and the Managing Team of this Company to fulfill our commitment while directing the business.

Cynthia H. Grossman
Chairman of the Board of Directors

Board of Directors' Report

April 23, 2009

H. General Shareholders' Meeting of
Grupo Continental, S.A.B.

With respect to operations and activities

In compliance with stipulations of Article 28, Section IV, paragraph e) of the Law of the Securities Market in effect, with respect to operations and activities of the Board of Directors of Grupo Continental, S.A.B., in my capacity as Chairman, I hereby report to you that there were no operations or activities related to this Article during this fiscal year.

With respect to the main policies and accounting criteria for the preparation of financial information

In compliance with stipulations of Article 172, paragraph b) of the General Law of Corporations and in Article 28, Section IV, paragraph d) of the Law of the Securities Market in effect, in my capacity as Chairman of the Board of Directors of Grupo Continental, S.A.B., I hereby report that the company has Accounting Policies and Criteria to prepare financial information, reviewed in due time by the Auditing and Corporate Practices Committee and approved by this Board of Directors. These accounting policies and criteria have been reviewed and updated from time to time, pursuant to the enactment of Mexican Financial Information Standards, which notes are attached to the appropriate financial tax opinion prepared by the company's External Auditors, described in the attachment of this report.

On behalf of the Board of Directors of Grupo Continental, I thank you for trusting me to fulfill our commitment while directing the business.

Cynthia H. Grossman
Chairman of the Board of Directors

ATTACHMENT

Main Policies and Accounting Criteria, and Information

Our Company

Grupo Continental, S.A.B. (the "Company") is a holding company of bottling companies whose main activity is to produce, purchase and sell soft drinks, purified water and other non-carbonated drinks, all under the brands owned by The Coca-Cola Company (TCCC), in accordance with franchise granted by TCCC and which operate in seven States of México.

Subsidiaries Consolidating

The subsidiaries of Grupo Continental, S.A.B. consolidating are:

	% of interest
Embotelladora Aguascalientes, S.A. de C.V.	99.99
Embotelladora Guadiana, S.A. de C.V.	99.99
Embotelladora La Favorita, S.A. de C.V.	99.99
Embotelladora Zacatecas, S.A. de C.V.	99.99
Embotelladora Lagunera, S.A. de C.V.	99.99
Embotelladora Los Altos, S.A. de C.V.	99.99
Embotelladora San Luis, S.A. de C.V.	99.99
Embotelladora Zapopan, S.A. de C.V.	99.99
Fomento de Aguascalientes, S.A. de C.V.	99.99
Fomento Durango, S.A. de C.V.	99.99
Fomento Mayrán, S.A. de C.V.	99.99
Fomento Potosino, S.A. de C.V.	99.99
Fomento Río Nazas, S.A. de C.V.	99.99
Fomento San Luis, S.A. de C.V.	99.99
Fomento Zacatecano, S.A. de C.V.	99.99
Grossman y Asociados, S.A. de C.V.	99.99
Inmobiliaria Favorita, S.A. de C. V.	99.99
Concentrados Industriales, S.A. de C.V.	99.99
Sociedad Industrial, S.A. de C.V.	99.99
Alianzas y Sinergias, S.A. de C.V.	99.99
Cadena Comercial T3, S.A. de C.V.	99.99
Servicios Ejecutivos Continental, S.A.	51.00

Financial Information Standards (NIF)

The General Accounting Policies agree with valid Financial Information Standards (NIF) and all their effects are consistently recorded.

Consolidation Basis of Financial Statements

Consolidated Financial Statements are prepared including assets, liabilities and results of the Company and its subsidiaries, where the company owns more than 50% of its stockholders' equity.

All inter-company balances and operations are eliminated in the consolidation.

All costs and expenses shown in the income statement include those stemming from primary activities of the Company and they represent its main source of income. Following the type of practices common to its industry, the Company believes that the best way to represent its costs and expenses in the financial statements is according to purpose. This classification shows the types of costs and expenses, posted within generic items, based on their contribution to different levels of profits or losses in financial statements.

Cash and Equivalents

Surplus cash and temporary investments are posted in current assets and they consist of cash and investments at sight. Negotiable temporary investments are expressed at their cost, which is similar to their market value.

Inventories and Cost of Sales

Inventories are posted at the cost of purchase and production, which does not exceed their market value. The appraisal method used at the close of the fiscal period is the average cost. The Cost of Sales is posted at the average price of purchase at the time of the sale.

Case and Bottles

The inventory of cases and returnable bottles is posted at its cost at the close of the fiscal period and expressed at the average purchase price. Whenever cases and bottlers break, they are charged to the results as sales or general expenses (bottlers broken during production are charged to the cost of sales). The Company estimates that these charges to the results would be similar to those resulting if the value of the cases and bottlers were depreciated throughout their estimated life cycle of approximately 4 years for glass containers (1.5 years for plastic bottlers and 4 years for polycarbonate jugs).

The cost of bottlers delivered to Customers without charge during promotional campaigns for new sizes (net of amounts received from The Coca-Cola Company based on shared advertising agreements) is charged to the results of the year during which they are promoted.

Obsolete Inventories

Inventories identified as obsolete or which are entirely out of service during the fiscal period are immediately charged to the results at their book value.

Slow Movement Inventories

For slow movement inventories, a reserve is created and charged to the results of the fiscal period, which allows for their anticipated obsolescence in the event that they are not sold within a reasonable period of time, according to conditions prevailing in the company.

Investments in Shares

Investments on shares of affiliated companies owned by the Company are treated according to the interest method. Investments on shares of subsidiaries are appraised under the same basis for the purpose of individual financial statements. Other investments on shares where the company owns more than 10% of its stockholders' equity or where it does not have a significant influence, are posted at their purchase cost.

Investments on shares of third parties where the company owns less than 10% are posted at the purchase cost.

Property, Plant and Equipment

Property, plant and equipment are posted at their purchase cost. Depreciation is calculated using the straight line method, in accordance with total life cycles of assets, estimated by the Company.

Goodwill Credit

The goodwill is the difference between the value amount paid and the accounting value amount of shares on subsidiaries and associates, acquired on the date of the purchase and included in other non-current assets in the balance sheet; and it is not amortized according to provisions of Bulletin B-7, "Business Acquisitions." This goodwill is subject to the test of deterioration included in the following paragraph.

Impairment of long lived-assets

The Company and its subsidiaries revise the book value of their property, plant and equipment, as well as the mixed credit, to detect any indication of impairment leading to the book value being totally or partially unrecoverable, pursuant to Bulletin C-15 "Impairment in the value of long term assets and theirs disposal." To determine whether there is impairment in the value, we compare the largest amount between the net price of sale and the usage value of the cash-generating unit, which consists of determining cash flows discounted during its remaining life cycle, against its book value. If the book value is higher than the usage value or the net price of sale, the difference is acknowledged in the results of the current fiscal period as a loss due to deterioration. Whenever there is intent to sell assets, these are shown in financial statements at their historical or realization value, whichever is less.

Employees Benefits

The Company acknowledges the NIF D-3 "Employees Benefits" in effect as of January 1, 2008, superseding the previous Bulletin D-3 "Labor Obligations." NIF D-3 sets forth three kinds of benefits for employees: direct at short and long-term, upon conclusion of the labor relationship, and upon retirement.

Labor obligations within the fiscal period are charged to the results, according to NIF D-3 "Employees Benefits", because these are short-term benefits, such as salaries, wages and contributions to health care institutions during this fiscal period and therefore, they do not require actuarial appraisal.

Liabilities for benefits to employees granted by the entity are determined as follows:

- Liabilities for short-term direct benefits are acknowledged as soon as they are earned based on current salaries, expressed at their nominal value. As of December 31, 2008 and 2007, there are no long-term direct benefits.

- Liabilities for conclusion of the labor relationship benefits before the retirement age is determined by considering the current value of the obligation for benefits determined as of the date of the balance sheet.

- Compensation included in the determination of these liabilities pertain to indemnification for layoff and the seniority premium due to death, handicap, layoff and voluntary severance before the retirement date, all determined in accordance with applicable labor provisions. As of 2008, actuarial gains and losses are acknowledged immediately in the results of the fiscal year. Until December 31, 2007 and pursuant to the previous bulletin, this item is amortized based on the average remaining labor life of workers anticipated to receive the benefits. In addition, transition liabilities and amendments to the plan not yet amortized and existing as of December 31, 2007 shall be amortized for five years.

- Liabilities for retirement benefits are determined considering the current value of the obligation for benefits determined as of the date of the balance sheet. Compensation included in the determination of this liability pertains to seniority premiums for retirement and to pension plans that certain Company subsidiaries have established.
  Actuarial gains and losses, as well as amendments to the plan yet to be amortized, are amortized based on the average remaining labor life of workers anticipated to receive those benefits. In accordance with NIF D-3 as

of 2008, the transition liability existing as of December 31, 2007 is amortized by the straight line method for five years. Until 2007, it was amortized based on the average remaining labor life of employees anticipated to receive the benefits of the plan. As of 2008 and pursuant to NIF D-3, the salary projections are determined based on potential employee promotions (Salary Adjustment Reserve Allotment) to estimate the wage increase rate throughout time.

- Both liabilities for retirement benefits and conclusion of the labor relationship before retirement age benefits, as well as those pertaining to net costs of the fiscal period, are determined pursuant to the unitary credit projected based on projected salaries, using for this purpose certain assumptions and hypotheses as determined by independent actuaries.

- Employee's profit-sharing of deferred profits (deferred PTU). Until December 31, 2007, deferred PTU on temporary differences emerging from the reconciliation between accounting and fiscal profits was acknowledged pursuant to the previous Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee's Profit-Sharing." As of January 1, 2008, the deferred PTU is acknowledged based on the assets and liabilities method established in NIF D-4 "Income Taxes", which is determined based on temporary differences emerging by comparing accounting and fiscal values of assets and liabilities of the Company, acknowledging them only in cases where there is probable realization of the arising liability or benefit and there is no indication that the situation will change, in such a way that liabilities or benefits may not be materialized in the future. The liabilities accumulated as of January 1, 2008 were determined according to this new standard, and based on the new methodology.

Income Tax

The deferred ISR (Income Tax) charged to the results of the fiscal period is based on criteria stipulated in NIF D-4. The method set forth in this NIF to determine the basis for calculating deferred income tax consists of comparing accounting and fiscal values of assets and liabilities. The resulting temporary differences are subject to the ISR rate that will be in effect at the time when it is estimated that these will be recovered or settled and a deferred asset or liability is acknowledged.

Income Statements

Costs and expenses shown on the income statement include those stemming from the primary activities of the Company and which represent its main source of earnings. Based on the practices of the type of industry where it operates, the Company believes that the best way to present its costs and expenses in the financial statement is according to purpose. This classification shows the types of costs and expenses, posted within generic terms, based on their contribution to different levels of profits or losses in Financial Statements.

Revenue Recognition

Earnings on sales of our products are acknowledged in the fiscal period when the benefits are transferred from inventories to customers acquiring them, which generally occurs when this products are delivered in compliance with their orders. Sales pertain to products sold at list price, net after returns and discounts granted.

Advertising and Promotional Expenses

Based on annual cooperation budgets for advertising and promotion, The Coca-Cola Company shares with the Company certain advertising and promotional programs' expenses, including the cost of boxes and containers introduced into the market free of charge for Customers and the Company, similar to other Coca-Cola bottling companies, makes shared payments with respect to national advertising campaigns, based on the population of their respective territories. Advertising and promotional expenses only reflect the portion of these expenses pertaining to bottling companies. Payments made on account of The Coca-Cola Company are posted as accounts receivable and bear no effect upon the results. These accounts receivable are paid by The Coca-Cola Company within a term of 30 days on average. The recovery of expenses received from The Coca-Cola Company is credited in advertising and promotional expenses.

The potential deterioration of assets as required is determined annually and charged immediately to the results of the fiscal period. This is done pursuant to Bulletin C-15 "Deterioration in the Value of Long-Term Assets and Their Disposal," which sets forth the procedure to calculate deterioration.

Transactions in Foreign Currency

Transactions in foreign currencies are posted at the exchange rate in effect on the date of the agreement. Assets and liabilities in that currency are expressed in Mexican currency at the exchange rate in effect on the balance sheet. Differences arising from exchange rate fluctuations between the dates of agreement and settlement of the transactions or their appraisal at the close of the fiscal period, are posted on the results.

Employee's Profit-Sharing

The deferred PTU charged to the results of the fiscal year are based on criteria established in NIF D-3.

As of this date, this NIF incorporates the employees' profit-sharing (PTU). As of 2008, deferred PTU is determined by calculations based on the assets and liabilities method, as determined in NIF D-4 "Income Taxes".

Minority Interest

The Company owns practically 100% of the Stockholders' Equity of its subsidiaries and 51% of Servicios Ejecutivos Continental, S.A. Minority interest represents the interest in this subsidiary owned by Minority Shareholders, and it appears in the consolidated balance sheet after the majority interest. The consolidated income statement shows total consolidated net profits. The majority and minority interest distribution is shown after the consolidated net profits.

Fiscal Consolidation

The Company is authorized by the Secretariat of the Treasury to submit income tax statements on a consolidated basis.

Income Taxes

The Company is subject to Income Taxes (ISR), which is calculated by considering certain effects of inflation for fiscal purposes.

Pursuant to the ISR Law in effect, the applicable ISR rate as of 2007 is 28%.

As of January 1, 2008, the Law on Unique Rate Corporate Tax (IETU) is in effect. The IETU imposes a rate of 16.5% and it will be increased to 17% in 2009 and 17.5% as of 2010. The basis of this tax is determined by adding income from the sale of goods, independent services rendered, and granting temporary use or enjoyment of goods, minus certain withholdings paid, including inventory purchases and fixed asset investments. Taxes imposed may be abated through several credits related to salaries and wages, health care contributions, investments on fixed assets not yet deducted as of the effective date of said law, a portion of inventories, among others, as well as the ISR actually paid during the fiscal period, in such a way that the IETU to be paid is only the difference between the ISR and the IETU imposed, provided the IETU is larger.

On October 1, 2007, the Federal Official Gazette published the Law on Cash Deposit Tax (IDE), which became effective on July 1, 2008. The IDE imposes a rate of 2% on cash deposits which cumulatively exceed a monthly amount of 25,000 pesos, and it shall apply per institution in the Mexican Financial System. The IDE may be credited against the ISR of the fiscal period, and if it were the case, against the ISR withheld from third parties.

Income per Share

The basic profit per share is calculated by dividing the net profit (majority interest) by the weighted average of outstanding shares during the fiscal period.

In 1999 we increased the number of outstanding shares, without amending the amount of our stockholders' equity (*Split*), from 375,000,000 to 750,000,000 shares.

Every year the General Shareholders' Meeting approves a fund to repurchase our own shares.

In *split* cases, the basic profit per share of the previous year is determined by considering the *split* occurring during the current year as if it had occurred on January 1 of the previous year.

Comprehensive Income

Comprehensive Income represent the outcome of the entire performance of the Company. This concept is represented by the fiscal period's Net Profits.

Annual Report of the Auditing and Corporate Practices Committee

February 26, 2009

H. Board of Directors and
Shareholders' Meeting of
Grupo Continental, S.A.B.

In compliance with stipulations of Articles 28 and 43 of the Law of the Securities Market in effect, in my capacity as Chairman of the Auditing and Corporate Practices Committee of the Board of Directors of Grupo Continental, S.A.B., I submit to you the annual report of activities conducted by this Committee, during the fiscal year of January 1 through December 31, 2008.

In the matter of Corporate Practices:

- On the performance of Top Executives
  We hereby confirm this year rendered satisfactory results and we witnessed effective performance by Top Executives of the Company, while fulfilling the objectives and priorities established for the year 2008, submitted by the Company to the Board of Directors.

- On operations with related parties
  We verified transactions between the company and related parties, finding them similar to those potentially conducted with or among non-related parties in comparable transactions:
  - Purchase of concentrate and advertising paid to The Coca-Cola Company
  - Purchase of sugar from our associate Promotora Industrial Azucarera, S.A. de C.V.
  - Purchase of canned soft drinks from Industria Envasadora de Querétaro, S.A. de C.V.

- With respect to total compensation for the Chief Executive Officer and Top Executives
  The total compensation package for the Chief Executive Officer and Top Executives of the company is within known market standards for similar companies.

- On granting Exemptions
  We hereby confirm that during this fiscal year there were no transactions making it necessary to grant any exemptions to Directors, Top Executives or individuals with commanding power in the company.

In the matter of Audits:

- With respect to the structure of the Internal Control and Internal Auditing System

  The company maintains an adequate Internal Control structure providing certainty on the records of all its transactions, supported by existing documented policies and procedures, which are updated from time to time, exercising rigorous care and protection against any substantial abuse or loss of assets.

  Through the Internal and External Audit reports submitted to us, we ensured that the company maintained its Internal Control structure operating efficiently throughout the fiscal year, using detailed record systems for every business transaction and internal operation.

  It also has Auditing questionnaires for specific risk areas, as well as permanent thorough Internal Audit plans put into practice by a team of qualified and trained Internal Auditors who assess Internal Control from time to time in conjunction with external auditors.

  Based on the Tax Opinion submitted to us by External Auditors, as well as their remarks, we verified that the company promptly followed their recommendations and took the necessary steps to prevent the items detected.

- With respect to compliance with General Guidelines of the Internal Control System and General Accounting Policies

  Based on the Annual Report submitted to us by company officers on the Quality of Financial Information, we ensured the objectivity and integrity of accounting records, as well as compliance with General Guidelines of the Internal Control System and General Accounting Policies approved by the Board of Directors, which were consistently utilized to prepare mid-term Financial Statements submitted to the General Shareholders' Meeting, the Board of Directors, the National Banking and Securities Commission (CNBV), the US Securities and Exchange Commission (SFE), and the Mexican Stock Exchange (BMV).

Amendment to Accounting Policies during the fiscal period

During the 2008 fiscal year, there were no amendments implemented to accounting policies in effect approved by the Board of Directors.

As of January 1, 2008, the following Financial Information Standards (NIF) became effective: NIF B-2 "Cash Flow Statement," NIF B-10 "Inflationary Effects", NIF D-3 "Employees Benefits" and NIF D-4 "Income Taxes". These provisions apply to the Company and were duly adopted during the fiscal period.

Assessment of the External Auditor's Performance

Based on the fulfillment of professional endeavor entrusted to CPA Carlos Garza y Rodríguez, in his capacity as External Auditor, to conduct the External Audit for the 2008 Fiscal Year, to prepare the Fiscal and Financial Tax Opinion on Grupo Continental, S.A.B. and its subsidiaries, as well as to prepare his remarks for each company, we herein express our agreement with his performance and the results of his work.

Additional Services by the External Auditor

The External Audit was the only service assigned by the company during the year to the individual in charge of this endeavor.

Results of Financial Statement Reviews

The company's and its subsidiaries' Financial Statements covering fiscal year from January 1 to December 31, 2008, were subjected to a comprehensive audit review by the independent office of Certified Public Accountants Horwath Castillo Miranda and their Tax Opinion was prepared pursuant to Auditing Standards and Procedures, as applicable, issuing their Tax Opinion without exceptions or reservations.
Consolidated Financial Statements for the Fiscal Year from January 1 to December 31, 2008, were submitted for review and duly audited by the External Auditor without exceptions or reservations, and we agreed with them.

Measures adopted on relevant remarks

No relevant remarks or claims were made due to abnormal occurrences by management or by Shareholders, Directors, Top Executives, Employees or any third parties with respect to the accounting, internal controls, and topics related to the Internal or External Audit.

Internal Audit Review of the 2008 Annual Report

The 2008 Internal Audit Annual Report was submitted to us by executives responsible for the company in this area. It shows satisfactory results with respect to the Internal Audit Annual Plan approved for this fiscal period. This report do not contain finding that represent a significant detriment for the company.

Review and approval of the 2009 Internal Audit Annual Plan

We reviewed and approved the Audit Annual Plan submitted by the company for the 2009 fiscal year, and hereby confirm that they maintain a special focus and scope in their reviews with regards to its main operating areas.

Follow-up on Shareholders' Meetings' and Board of Directors' Agreements

We provided prompt follow-up on all agreements approved during Shareholder's Meetings and Board of Directors' Meetings, without exception.

With respect to compliance with Fiscal provisions

The members of this Committee have verified and agree with activities leading to compliance of fiscal obligations performed by the Company in due time and substance during the 2008 fiscal period.

With respect to compliance with legal provisions

We also agree with activities in compliance with legal provisions and the handling of legal issues conducted at the Company during the fiscal period.

With respect to compliance with requirements to conduct the External Audit

We ensured the existence of sufficient documentary evidence, to make sure that the External Auditor proposed to prepare the Fiscal and Financial Tax Opinion on the Financial Statements of Grupo Continental, S.A.B. and its subsidiaries, covered all requirements established by the National Banking and Securities Commission while fulfilling his duties.

With respect to Hiring External Auditors

On July 24, 2008, the proposal to hire external auditor CPC Carlos Garza y Rodríguez, partner of the Firm of Certified Public Accountants Horwath Castillo Miranda, was submitted and duly approved by the Board of Directors of Grupo Continental, S.A.B., to conduct the following professional endeavors:

- Conduct External Audit works on Grupo Continental, S.A.B. and its subsidiaries for the annual operations fiscal year from January 1 through December 31, 2008.
- Prepare the Fiscal and Financial Tax Opinion on Grupo Continental, S.A.B. and its subsidiaries for the same period, and
- Prepare the letter of fiscal remarks and internal control arising from his review of each Group company.

Regards,

Germán Eichelmann Rodríguez, CPA

Our Company

Grupo Continental began operations in 1964, under the leadership of its founder Dr. Burton E. Grossman, in the port city of Tampico, Tamaulipas, México.

We are a company entirely devoted to producing, distributing and selling soft drinks under the brands owned by The Coca-Cola Company, such as Coca-Cola, Coca-Cola Light, Coca-Cola Light Caffeine Free, Coca-Cola Zero, Fanta, Fanta Zero, Sprite, Sprite Zero, Fresca, Fresca Zero, Lift, Lift Zero, Senzao, Delaware Punch, Nestea, Nestea Light, Powerade, Minute Maid Revita, Minute Maid Forte, Ciel, Ciel Saborizada Plus, Ciel Saborizada Fine Bubbles, Aquarius, Ciel Mineralizada, Burn, TaB, Gladiator, Seagram's, VitaminWater and Jugos Del Valle with Del Valle, Del Valle Soya, Valle Fruit, Frutsi and Beberé.

Grupo Continental is one of the top 10 Coca-Cola bottlers in the world, as a result of the strategic guidelines established by its Board of Directors and the outstanding performance of its experienced team of Collaborators.

The company has 7 production and distribution centers, 3 production centers and 73 distribution centers, located in the most important towns and cities in the States of Aguascalientes, Coahuila, Colima, Durango, Jalisco, San Luis Potosí and Zacatecas. As a whole, the Group employs more than 14,000 Collaborators.

Grupo Continental services a market of 12.9 million potential Consumers, throughout 14.5% of Mexican territory. This covers 285 thousand square kilometers of our country, supplied by a network of nearly 875 thousand Customers of products from The Coca-Cola Company.

The Company's shares are listed in the Mexican Stock Exchange under the "CONTAL" ticker symbol and in the United States it trades ADRs in the over the counter (OTC) market under the "GPOCY" ticker symbol.

In the process of manufacturing its products, the Group's bottling plants use 100% Mexican refined sugar from Promotora Industrial Azucarera, S.A. de C.V., which has 2 of the most productive sugar mill refineries in the country, certified by the ISO 9002 Quality Standard. Grupo Continental owns 49% of the stock of this company, and in conjunction with other bottling partners of Coca-Cola, they consume over 378 thousand tons of this sweetener per year.

Franchise Map



Grupo Continental, S.A.B.
7 Production & Distribution Centers
3 Production Centers
13 Urban Distribution Centers
60 Rural Distribution Centers
Corporate Headquarters
in Tampico, Tam.
LAGUNERA
GUADIANA
ZACATECAS
AGUASCALIENTES
SAN LUIS
LOS ALTOS
ZAPOPAN
LA FAVORITA
Ceballos
Fco. I. Madero
San Pedro
Santa Rita
San Agustín
Estadio
Revolución
Matamoros
Cuencamé
Santiago Papasquiaro
Rodeo
Nuevo Ideal
Canatlán
Guadalupe Victoria
Miguel Auza
Vicente Guerrero
Río Grande
El Salto
Sombrerete
Fresnillo
Calera
Valparaíso
Jerez
Ojo Caliente
Salinas
Charcas
Tula
Villa Hidalgo
Cerritos
Cárdenas
Tamasopo
Rioverde
San Ciro
Santa María
Loreto
Las Trojes
Colotlán
Sánchez Román
Tabasco
Jalpa
Teocaltiche
Encarnación
Huentitán
Belenes
Yahualica
San Juan
Jalostotitlán
Cuquío
Arandas
Zapotlanejo
Atotonilco
Poncitlán
Tequila
Tala
Ameca
Cocula
Tecolotlán
Zacoalco
Chapala
Ocotlán
El Alamo
Toluquilla
San Rafael
Autlán
Casimiro Castillo
Cihuatlán
Manzanillo
Tecomán
Las Fuentes
Rancho

- **285,000** sq. km of franchise
- **12.9 million** inhabitants
- **875,000** Customers
- **7** Production & Distribution Centers, **3** Production Centers
- **73** Distribution Centers
- **2,233** Sales Routes
- **4,716** Vehicles for distribution and market support
- Over **270** Products and Sizes in the Market
- Over **14,000** Collaborators
- **775** Unit bottles consumed per capita per year
  Grupo Continental represents **14.4%** of the Coca-Cola System volume in México

Conceptual Frameworks

Philosophy

The commitment shared by all of us working together at Grupo Continental companies is to intensely and consistently live by its Culture, Vision, Mission and Values, owning them, turning them all into a reality.

Culture

Our culture is oriented toward achieving Excellence.

Vision

To be a high performance company.

Mission

To ensure Customer Service and Consumer Satisfaction.

Values

Our core value is Integrity, based on Respect and Fairness.

Business Strategy

To pursue profitable growth opportunities ensuring the permanence of our company for future generations.

Board of Directors

Cynthia H. Grossman Chairman of the Board Entrepreneur and Private Investor (1983)(2,6)	**Christopher Grossman** Alternate Private Investor (2005)(7)
Bruce E. Grossman Vice Chairman of the Board Entrepreneur and Private Investor (1977)(2,6)	**Brandon E. Grossman** Alternate Private Investor (2005)(7)
Marcos Aguilar Romo Business Consultant & Private Investor (1981)(2,4,7)	**Julián Guzmán Luna** Alternate Chief Operations Officer Grupo Continental, S.A.B. (2007)(7)
Miguel Angel Rábago Vite Chief Executive Officer Grupo Continental, S.A.B. (2000)(2,7)	**Javier Francisco Saldaña González** Alternate Chief Finance Officer Grupo Continental, S.A.B. (2007)(7)
Modesto Llarena Arriola Treasurer of the Board Business Consultant (2003)(1, 4)	**Jorge Antonio Tirado del Pozzo** Alternate Private Investor (1983)(4)
Germán Eichelmann Rodríguez Business Consultant (2004)(1,4)	**Rigoberto Sebastián Medina Ochoa** Alternate Private Investor (2007)(4)
Carlos Artolózaga Noriega Business Consultant & Private Investor (2007)(3,4)	**Alfonso Anaya Olalde** Alternate Private Investor (2007)(4)
Pedro Manuel García Elizondo Private Investor (2002)(3,7)	**Baldomero Ponce Cruz** Alternate Assistant Chief Executive Officer Grupo Continental, S.A.B. (2007)(7)
Felipe Jiménez Business Consultant (2005)(3,7)	**Efraín Ayestarán Zambrano** Alternate Chief Executive Officer Promotora Industrial Azucarera, S.A. de C.V. (2007)(7)
Diego A. Hinojosa Aguerrevere Entrepreneur and Private Investor (2002)(1,4)	**David Gómez Fuentes** Alternate Professor and Dean Instituto de Estudios Superiores de Tamaulipas, A.C. (2005)(4)
Xiémar Zarazúa López President, Brazil Business Unit, The Coca-Cola Company (2003)(6)	**José Luis Carmona Nava** Alternate Vice President, Latin America Strategic Planning, The Coca-Cola Company (2007)(6)
Francisco Javier Sánchez Lamelas Marketing VP, Latin America, The Coca-Cola Company (2008)(6)	**Eduardo Raúl Arrocha Gio** Alternate Vice President and Legal Director, Latin America The Coca-Cola Company (2000)(6)
Roberto Martínez Garza Secretary of the Board Legal and Human Resources Executive Director Grupo Continental, S.A.B. (1993)	

The Board of Directors of Grupo Continental, S.A.B., is supported by the following Committees (1) Auditing and Corporate Practices, (2) Finance and Planning, (3) Assessment and Compensation, which provide analyses and recommendations to the Board of Directors as related to their areas of expertise. The Board is comprised of 12 Directors and their Alternates. Five Directors and four of their Alternates are Independents.

(4) Independent Director
(5) Equity Independent Director
(6) Equity Associated Director
(7) Associated Director

The first number in parenthesis refers to the year when they became members of The Board of Directors of Grupo Continental, S.A.B.

Executive Team

Miguel Angel Rábago Vite (33)
Chief Executive Officer

Baldomero Ponce Cruz (30)
Assistant Chief Executive Officer

Julián Guzmán Luna (34)
Chief Operations Officer

Javier F. Saldaña González (28)
Chief Financial Officer

Roberto Martínez Garza (34)
Legal and Human Resources Executive Officer

Carlos Lobato Pérez (35)
Technical Director

Fred Daniel Acosta (35)
Controller Treasurer Director

Antonio Rojas Galván (19)
Legal Director

Armando J. González Osante (35)
Civil Engineering Director

Sergio Serrano Vázquez (28)
IT Director

Agustín González Flores (15)
Labor Relations and Organizational Development Director

Oscar Aguirre Valdez (29)
Marketing Director

Herman Goettsch Amigot (21)
Fiscal Affairs Director

Jorge Deutsch Sada (15)
Logistics & Supply Director

Eduardo De Gorordo Moreleón (30)
Distribution and Sales Director

Sergio García Casanova (17)
Transportation Director

José Ramón Delgado Castro (19)
Corporate Services Director

Bottling Company Executives

Carlos Maya Castro (34)
Embotelladora Aguascalientes, S.A. de C.V.

Roberto Valdivia Cárdenas (28)
Embotelladora Guadiana, S.A. de C.V.

René Lara Elizondo (31)
Embotelladora La Favorita, S.A. de C.V.

Guillermo Avalos González (36)
Embotelladora Lagunera, S.A. de C.V.

Ricardo Cortez de Armas (33)
Embotelladora Los Altos, S.A. de C.V.

Fernando González Lasso (30)
Embotelladora San Luis, S.A. de C.V.

Víctor Manuel Olivares Maldonado (29)
Embotelladora Zacatecas, S.A. de C.V.

Juan L. Gutiérrez Ramírez (35)
Embotelladora Zapopan, S.A. de C.V.

Operating Managers

Jorge Elizondo Asturias (17)
Embotelladora Aguascalientes, S.A. de C.V.
Las Trojes Production and Distribution Center

Fausto Herrera Santana (40)
Embotelladora La Favorita, S.A. de C.V.
El Álamo Distribution Center

J. Cuauhtémoc Alanís Mercado (22)
Embotelladora La Favorita, S.A. de C.V.
San Rafael Distribution Center

Francisco Hernández Meza (11)
Embotelladora La Favorita, S.A. de C.V.
Tecomán Distribution Center

Francisco J. Orendáin González (27)
Embotelladora Zapopan, S.A. de C.V.
Belenes Distribution Center

Juan Ramón Villarreal Guzmán (27)
Embotelladora Lagunera, S.A. de C.V.
Revolución and San Agustín Production Centers

Roberto Trujillo Haro (41)
Embotelladora Lagunera, S.A. de C.V.
Estadio Distribution Center

José Peregrino Brambila Bernal (30)
Embotelladora San Luis, S.A. de C.V.
Juárez Distribution Center

Humberto Marrero Narvaez (22)
Embotelladora San Luis, S.A. de C.V.
Rioverde Distribution Center

Sergio Aldape Contreras (33)
Embotelladora Zacatecas, S.A. de C.V.
Fresnillo Distribution Center

Miguel Ángel Altamira González (22)
Embotelladora Zapopan, S.A. de C.V.
Ameca Distribution Center

Rafael Ochoa Partida (33)
Embotelladora Zapopan, S.A. de C.V.
Huentitán Distribution Center

Manuel Casanova Alvarado (35)
Executive Manager of Distribution and Sales
Embotelladora La Favorita, S.A. de C.V.
Toluquilla Distribution Center

Parentheses show years of experience in the industry.

Glossary

Coca-Cola Bottling Company or Bottling Plant: A company purchasing concentrates or syrups from The Coca-Cola Company to transform them into finished products, pack them and sell them to its Customers.

The Coca-Cola Company: More than 100 years after its foundation, it is the world's leading company in the production, marketing and distribution of syrups for non-alcoholic beverages, used in the production of over 400 leading brands of soft drinks in their markets in over 200 countries around the world.

Emerging drinks/beverages: Non-alcoholic and non-sparkling beverages, which emerge in association with trends focusing on health, nutrition and in tune with the environment. Natural bottled water is excluded, as it has its own classification category.

Unit Bottle: The equivalent of 8 ounces or 237 milliliters of fluid.

Unit Case: Standard measurement unit in the industry, equal to 24 unit bottles.

Customer: The owner of a store or other establishment selling or serving Group products directly to Consumers.

Consumer: A person who buys the Group's products at stores or other establishments for Customers, for their own consumption.

Per Capita Consumption: Average number of unit bottles consumed per person, per year, in a specific market. The Group calculates its per capita consumption by multiplying its unit case volume by 24 and dividing the result among the number of inhabitants in its franchise territory.

Fountain: Dispensing equipment used by retailers to serve the product in glasses/paper cups for immediate consumption.

Performance Quality Index: National Measurement of activities at the point of sale, which consists of assessing in a standardized manner the best marketing and trading practices, in accordance with the UNO strategy.

Vending Machine: Automatic machine dispensing canned or bottled cold beverages.

Market: Geographic area where the Group conducts operations, as defined by its franchise territory.

Unit Case Volume: Number of unit cases sold to Customers and Consumer Customers; it is the sales indicator used within the industry of bottled or canned non-alcoholic ready-to-drink beverages in a particular market.

EBITDA: Earnings Before Interest and Taxes plus Depreciation and Amortization.

ROIC: Return On Invested Capital.

Sampling: Allowances and Samplings of our products for Customers and Consumers.

SKU: Stock/Storage Keeping Unit. Definition used in logistics language for a unique size of a product which literally translates as "minimum storage unit."

Company Directory

CORPORATE HEADQUARTERS

Avenida Hidalgo No. 2303, Col. Smith
Tampico, Tam. México, CP 89140

Apartado Postal (P.O. Box): No. 664
Tampico, Tam. México, CP 89000

Telephone: (833) 241-25-00
Fax: (833) 241-25-77
www.contal.com
tampico@contal.com

Shareholder Assistance
Gloria Patricia Rodríguez Pintor
Tel.: (833) 241-2523
Fax: (833) 241-2541
grodriguez@contal.com

Investor Relations
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

MEXICO CITY OFFICES

Rubén Darío No. 281, Interior 1204
Col. Bosque de Chapultepec
Delegación Miguel Hidalgo
México, D.F., CP 11580

Telephone: (55) 5282-1009
(55) 5282-1098
Fax: (55) 5282-1485

www.contal.com

Horwath Castillo Miranda

Castillo Miranda y Compañía, S.C.
Torre Mayor. Paseo de la Reforma 505-31
06500 México, D.F.
Tel.: (55) 8503-4200
Fax: (55) 8503-4299
contacto@horwath.com.mx
www.horwath.com.mx

To the Shareholders of
Grupo Continental, S.A.B.

We have audited the accompanying consolidated balance sheet of Grupo Continental, S. A. B. and subsidiaries, and the balance sheet of Grupo Continental, S. A. B. as of December 31, 2008 and 2007, and the related consolidated and individual statements of income and changes in shareholders' equity for the years then ended, and cash flows and changes in financial position statements for the years ended as of December 31, 2008 and 2007, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Mexican generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared according to Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 to the financial statements, effective January 1°, 2008, Mexican Financial Reporting Standard B-2 "Statement of cash flows" (NIF B-2) entered into effect and should be prepared on a prospective basis. This NIF eliminates Bulletin B-12 "Statement of changes in financial position" which was effective up to December 31, 2007.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Continental, S. A. B. and subsidiaries, and Grupo Continental, S. A. B. as of December 31, 2008 and 2007, and the results of their operations and changes in their shareholders' equity for the years then ended, and cash flows and the changes in their financial position for the years ended as of December 31, 2008 and 2007, respectively, in accordance with Mexican financial reporting standards.

CASTILLO MIRANDA Y CIA., S.C.

C.P.C. Carlos Garza y Rodríguez

Mexico City
January 30, 2009

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Thousands of Mexican pesos

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,056,585	$ 2,020,860
Notes and accounts receivable:		
Trade accounts receivable	502,123	405,906
Related parties (Note 6)	34,254	65,988
Other current assets	23,244	26,954
Recoverable taxes	3,521	7,004
Inventories (Note 7)	921,819	819,769
Total current assets	3,541,546	3,346,481
Investments in shares (Note 8)	1,352,803	1,362,075
Property, plant and equipment, net (Note 9)	5,141,863	5,091,621
Other non-current assets, net (Notes 4-g and 10)	540,646	706,072
Total assets	$ 10,576,858	$ 10,506,249
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-Term liabilities:		
Suppliers	$ 218,724	$ 242,967
Related parties (Note 6)	256,565	232,434
Taxes and other accounts payable	309,543	225,036
Income tax and Business flat tax	36,680	140,262
Employees' profit sharing	254,601	240,924
Total short-term liabilities	1,076,113	1,081,623
Long-term debt:		
Employee benefits (Note 10)	363,693	395,469
Deferred income taxes (Note 13)	635,679	692,593
Contingencies (Note 14)		
Total long-term liabilities	999,372	1,088,062
Total liabilities	2,075,485	2,169,685
Shareholders' equity (Note 11):		
Majority interest:		
Capital stock	953,750	953,750
Additional paid-in capital	40,668	40,668
Deficit from restatement of shareholders' equity (Note 4-a)		(855,908)
Accumulated effect of deferred income tax (Note 4-j)		(1,148,856)
Retained earnings	5,700,097	7,734,802
Net income	1,799,089	1,604,920
Total majority interest	8,493,604	8,329,376
Minority interest (Note 12)	7,769	7,188
Total shareholders' equity	8,501,373	8,336,564
Total liabilities and shareholders' equity	$ 10,576,858	$ 10,506,249

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos

	Years ended December 31, 2008	2007
Net sales	$ 12,826,451	$ 12,283,253
Cost of sales:		
Cost of sales	6,087,913	5,683,999
Depreciation and amortization	135,671	135,361
	6,223,584	5,819,360
Gross profit	6,602,867	6,463,893
Operating expenses:		
Selling	1,606,359	1,615,783
Advertising and promotion	416,627	421,060
Transportation	507,967	484,292
General and administrative	1,524,158	1,580,117
Depreciation and amortization	255,640	232,591
	4,310,751	4,333,843
Operating profit	2,292,116	2,130,050
Other expenses, net	193,985	138,992
Comprehensive cost of financing:		
Interest expense	16,653	14,953
Interest income	(97,050)	(108,381)
Foreign exchange gain, net	(118,455)	(34,279)
Loss on monetary position		50,789
	(198,852)	(76,918)
Equity in earnings of associated companies (Note 8)	140,034	144,083
Income before income taxes	2,437,017	2,212,059
Income taxes (Note 13)	637,347	606,250
Consolidated net income	$ 1,799,670	$ 1,605,809
Majority interest	$ 1,799,089	$ 1,604,920
Minority interest	581	889
	$ 1,799,670	$ 1,605,809
Income per share (majority interest) (expressed in pesos) (Note 4-p)	$ 2.40	$ 2.14
Weighted average shares outstanding (000's) (Notes 4-p and 11)	750,000	750,000

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED AND INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007
Thousands of Mexican pesos

	Capital stock	Additional paid-in capital	Deficit from restatement of shareholders' equity	Accumulated effect of deferred income tax	Retained earnings	Net income	Total
Balance at December 31, 2006	$ 953,750	$ 40,668	$ (824,892)	$ (1,148,856)	$ 7,038,611	$ 1,659,151	$ 7,718,432
Application of 2006 net income					1,659,151	(1,659,151)	
Dividends					(962,960)		(962,960)
Comprehensive income			(31,016)			1,604,920	1,573,904
Balance at December 31, 2007	953,750	40,668	(855,908)	(1,148,856)	7,734,802	1,604,920	8,329,376
Application to retained earnings (Notes 4-a and 4-j)			855,908	1,148,856	(2,004,764)		
Accumulated effect of deferred income tax (Note 4-i)					(134,861)		(134,861)
Application of 2007 net income					1,604,920	(1,604,920)	
Dividends					(1,500,000)		(1,500,000)
Comprehensive income						1,799,089	1,799,089
Balance at December 31, 2008	$ 953,750	$ 40,668	$ -	$ -	$ 5,700,097	$ 1,799,089	$ 8,493,604

The accompanying notes are an integral part of these financial statements

GRUPO CONTIENTAL S.A.B. AND SUBSIDIARIES
CONSOLIDATED CASH FLOWS STATEMENT
YEAR ENDED DECEMBER 31, 2008
Thousands of mexican pesos

OPERATING ACTIVITIES:		
Income before income taxes	$ 2,437,017	
Charges to results not requiring cash:		
Provision for employee benefits	19,451	
Inventory restatement effects	11,166	
Items related to investing activities:		
Depreciation and amortization	391,311	
Gain on sale of property, plant and equipment	(3,356)	
Interest income	(97,050)	
Equity in earnings of associated companies	(140,034)	
Total	2,618,505	
Increase in accounts receivable and others	(57,290)	
Increase in inventories	(113,217)	
Decrease in suppliers	(24,243)	
Increse in related parties	24,131	
Increse in other current liabilities	94,201	
Income taxes paid	(792,444)	
Net cash provided by operating activities		$ 1,749,643
INVESTING ACTIVITIES:		
Interest received	97,050	
Dividends received	118,783	
Acquisition of property, plant and equipment	(510,091)	
Proceeds from sales of property, plant and equipment	71,969	
Decrease in other investments in shares, net	5,327	
Net cash used in investing activities		(216,962)
Cash surplus available for financing activities		1,532,681
FINANCING ACTIVITIES:		
Dividends paid	(1,496,017)	
Income tax payable, long-term	(939)	
Net cash used in financing activities		(1,496,956)
Net increase in cash and cash equivalents		35,725
Cash and cash equivalents at beginning of year		2,020,860
Cash and cash equivalents at end of year		$ 2,056,585

The accompanying notes are an integral part of this financial statement

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2007
Thousands of Mexican pesos

OPERATING ACTIVITIES:		
Net income	$ 1,605,809	
Charges (credits) to results not requiring cash:		
Equity in earnings of associated companies, net of cash dividends received	(25,100)	
Depreciation and amortization	367,952	
Provisions for employee benefits	31,377	
Deferred income tax	(44,857)	
	1,935,181	
Changes in other operating accounts:		
Notes and accounts receivable	968	
Inventories	(49,580)	
Suppliers	48,453	
Related parties	61,424	
Other short-term liabilities	183,325	
Resources provided by operating activities		$ 2,179,771
FINANCING ACTIVITIES:		
Income tax payable, long-term	(71,191)	
Dividends paid	(962,960)	
Resources used in financing activities		(1,034,151)
INVESTING ACTIVITIES:		
Acquisition of fixed assets, net	(547,726)	
Increase in other non-current assets, net	(271,230)	
Resources used in investing activities		(818,956)
Increase in cash and cash equivalents		326,664
Cash and cash equivalents at beginning of year		1,694,196
Cash and cash equivalents at end of year		$ 2,020,860

The accompanying notes are an integral part of this financial statement

GRUPO CONTINENTAL, S.A.B.
BALANCE SHEETS
Thousands of Mexican pesos

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,961,502	$ 1,876,828
Recoverable taxes	3,462	6,934
Total current assets	1,964,964	1,883,762
Investments in shares:		
Subsidiaries	6,698,476	7,844,499
Associated companies (Note 8)	1,043,669	1,047,537
Others	9,985	27,265
	7,752,130	8,919,301
Goodwill, net (Note 4-g)	536,377	536,377
Total assets	$ 10,253,471	$ 11,339,440
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term liabilities:		
Accounts payable to subsidiaries	$ 1,687,037	$ 2,928,927
Taxes and other accounts payable	34,774	29,003
Income tax and Business flat tax	38,056	52,134
Contingencies (Note 14)		
Total short-term liabilities	1,759,867	3,010,064
Shareholders' equity (Note 11):		
Capital stock	953,750	953,750
Additional paid-in capital	40,668	40,668
Deficit from restatement of shareholders' equity (Note 4-a)		(855,908)
Accumulated effect of deferred income tax (Note 4-j)		(1,148,856)
Retained earnings	5,700,097	7,734,802
Net income	1,799,089	1,604,920
Total shareholders' equity	8,493,604	8,329,376
Total liabilities and shareholders' equity	$ 10,253,471	$ 11,339,440

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B.
STATEMENTS OF INCOME
Thousands of Mexican pesos

	Years ended December 31, 2008	2007
Revenues:		
Equity in earnings of subsidiaries and associated companies	$ 1,722,345	$ 1,505,521
Commissions earned	130,185	127,606
Total income	1,852,530	1,633,127
Operating expenses:		
General and administrative	44,334	62,904
Operating profit	1,808,196	1,570,223
Other income, net	12,827	80,064
Comprehensive cost of financing:		
Interest expense	234,149	231,683
Interest income	(135,048)	(136,032)
Foreign exchange gain, net	(120,469)	(34,156)
Gain on monetary position		(27,461)
	(21,368)	34,034
Income before income taxes	1,842,391	1,616,253
Income taxes (Note 13)	43,302	11,333
Net income	$ 1,799,089	$ 1,604,920

The accompanying notes are an integral part of these financial statements

GRUPO CONTIENTAL S.A.B.
CASH FLOWS STATEMENT
YEAR ENDED DECEMBER 31, 2008
Thousands of mexican pesos

OPERATING ACTIVITIES:		
Income before income taxes	$ 1,842,391	
Items related to investing activities:		
Interest income	(135,048)	
Equity in earnings of subsidiaries and associated companies	(1,722,345)	
Items related to financing activities:		
Interest expense	233,419	
Total	218,417	
Decrease in recoverable taxes	3,472	
Increase in other current liabilities	1,788	
Income taxes paid	(57,380)	
Net cash provided by operating activities		$ 166,297
INVESTING ACTIVITIES:		
Interest income	135,048	
Dividends received from subsidiaries and associated companies	2,748,574	
Decrease in other investments in shares, net	6,081	
Net cash provided by investing activities		2,889,703
Cash surplus available for financing activities		3,056,000
FINANCING ACTIVITIES:		
Interest paid	(233,419)	
Dividends paid	(1,496,017)	
Subsidiaries	(1,241,890)	
Net cash flow from financing activities		(2,971,326)
Net increase in cash and cash equivalents		84,674
Cash and cash equivalents at beginning of year		1,876,828
Cash and cash equivalents at end of year		$ 1,961,502

The accompanying notes are an integral part of this financial statement

GRUPO CONTINENTAL, S.A.B.
STATEMENT OF CHANGES IN FINANCIAL POSITION
YEAR ENDED DECEMBER 31, 2007
Thousands of Mexican pesos

OPERATING ACTIVITIES:		
Net income	$ 1,604,920	
Credit to income not requiring cash:		
Equity in net earnings of subsidiaries and associated companies, net of cash dividends of $ 118,982	(1,386,539)	
	218,381	
Changes in other operating accounts:		
Subsidiaries	1,248,027	
Other current assets and liabilities, net	39,832	
Resources provided by operating activities		$ 1,506,240
FINANCING ACTIVITIES:		
Dividends paid		(962,960)
INVESTING ACTIVITIES:		
Increase in other investments in shares, net		(272,540)
Increase in cash and cash equivalents		270,740
Cash and cash equivalents at beginning of year		1,606,088
Cash and cash equivalents at end of year		$ 1,876,828

The accompanying notes are an integral part of this financial statement

Thousands of Mexican pesos, except as indicated

1.- COMPLIANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS

The accompanying consolidated financial statements have been prepared by the Company's management in accordance with the Mexican financial reporting standards (NIF).

NIF B-2, "Cash flows statement", became effective on January 1, 2008, which eliminates Bulletin B-12 "Statement of changes in financial position" and it establishes the obligation to issue the cash flows statement, determined on the basis of face values of monetary and non-monetary items, without including the effects of inflation. There is no requirement of comparative presentation with 2007 figures; therefore, the statement of changes on financial position originally issued as of December 31, 2007 is included separately.

2.- COMPANY'S ACTIVITIES

Grupo Continental, S.A.B. ("Contal" or the "Company") is a holding company of entities which are principally engaged in the manufacture, acquisition, sale of soft drinks, purified water and other noncarbonated soft drinks, all of them trademark by The Coca-Cola Company (TCCC) that operate the franchise granted by TCCC, distributed in seven states of Mexico.

The financial statements of Grupo Continental, S.A.B. have been prepared individually to comply with the legal requirements for an independent legal entity. The evaluation of the financial situation and the operating results of Grupo Continental, S.A.B. must be based on the consolidated financial statements that are included herein.

3.- BASIS OF CONSOLIDATION

The consolidated financial statements include assets, liabilities and results of Contal and its subsidiaries, each of which is more than 50% owned by the Company, all of then established in Mexican territory. All material intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2008 and 2007 the subsidiaries of Grupo Continental, S.A.B. included in the consolidation were the following:

	Percentage of equity
Bottling companies	
Embotelladora Aguascalientes, S..A. de C.V.	99.99
Embotelladora Guadiana, S.A. de C.V.	99.99
Embotelladora La Favorita, S.A. de C.V.	99.99
Embotelladora Zacatecas, S.A. de C.V.	99.99
Embotelladora Lagunera, S.A. de C.V.	99.99
Embotelladora Los Altos, S.A. de C.V.	99.99
Embotelladora San Luis, S.A. de C.V.	99.99
Embotelladora Zapopan, S.A. de C.V.	99.99
Marketing and service companies	
Concentrados Industriales, S.A. de C.V.	99.99
Sociedad Industrial, S.A. de C.V.	99.99
Alianzas y Sinergias, S.A. de C.V.	99.99
Cadena Comercial T3, S.A. de C.V.	99.99
Servicios Ejecutivos Continental, S.A.	51.00

	Percentage of equity
Real estate companies	
Fomento de Aguascalientes, S.A. de C.V.	99.99
Fomento Durango, S.A. de C.V.	99.99
Fomento Mayran, S.A. de C.V.	99.99
Fomento Potosino, S.A. de C.V.	99.99
Fomento Rio Nazas, S.A. de C.V.	99.99
Fomento San Luis, S.A. de C.V.	99.99
Fomento Zacatecano, S.A. de C.V.	99.99
Grossman y Asociados, S.A. de C.V.	99.99
Inmobiliaria Favorita, S.A. de C.V.	99.99

4.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized below:

a) Recognition of the effects of inflation in financial information

Since January 1, 2008 is in force the NIF B-10, "Effects of inflation", which establishes, among other changes, the recognition of the effects of inflation through the application of the comprehensive method only in inflationary environments (inflation equal or higher than 26%, accumulated in the last three annual periods), the elimination of the possibility to use replacement values to restate inventories, and the reclassification of the realized result from holding non-monetary assets and the result from accumulated monetary position to retained earnings.

Since the accumulated inflation in the previous three years was lower than 11.6%, the economic environment has been qualified as non-inflationary. Therefore, the financial statements for year 2008 attached hereto are presented in nominal pesos, except for the non-monetary items acquired before 2008, which include their restatement to constant pesos as of December 31, 2007. Despite the fact that 2007 would have qualified as a non-inflationary environment, in that year the previous standard was in force. Therefore, 2008 is considered as the period of the change and, consequently, the 2007 financial statements are restated in monetary units with constant purchasing power as of December 31, of the mentioned year. Accumulated inflation in the last three years prior to 2008 and 2007 amounted to 11.6% and 13.1%, respectively.

The application of Bulletin B-10 "Recognition of Inflation Effects in Financial Information" was integral until December 31, 2007, therefore the financial statements presented in the mentioned date include all required effects, which consisted on the following:

- Inventories and cost of sales

  Inventories were stated at the restated value of replacement and production, which did not exceed market value. Cost of sales was stated utilizing the replacement cost at time of sale. The inventory of cases and bottles was stated at the lesser of replacement cost or deposit value.

- Investments in shares

  The investments in shares in which the Company does not have significant influence were restated applying factors derived from the Mexican National Consumer Price Index (NCPI).

- Property, plant and equipment

  Property, plant and equipment were restated applying factors derived from the NCPI to the acquisition cost.

- Goodwill

  Goodwill was restated applying factors derived from NCPI to the historical values.

- Shareholders' equity

  Items comprising shareholders' equity were restated in Mexican pesos with purchasing power at December 31, 2007, applying factors derived from NCPI.

- Surplus or deficit from restatement of shareholders' equity

  The surplus or deficit from restatement of shareholders' equity represented the degree to which the Company had succeeded in preserving the purchasing power of shareholder contributions, and the results obtained. This concept was represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets were consumed. This was determined by comparing replacement values of non-monetary assets with the values derived from the Mexican NCPI.

  In accordance with the related NIF dispositions and procedures, the Company decided to reclassify to retained earnings the total value of deficit from restatement of shareholders' equity at December 31, 2007 which amounted to $ 855,908.

- Gain or loss from monetary position

  Gain or loss from monetary position included in 2007 statement of income represented the effects of inflation, as measured by changes in the Mexican NCPI, on the company's net monetary assets and liabilities at the beginning of each month. This result was charged or credited comprehensively to the results and formed part of the comprehensive cost of financing.

b) Cash and cash equivalents

Cash consists on deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value. As of December 31, 2008 and 2007 those investments amounted $1,959,823 and $1,877,209, respectively and are included in the consolidated balance sheet.

c) Inventories and cost of sales

Inventories are stated at acquisition and production cost, which does not exceed market value. The valuation method used is average cost. Cost of sales is determined based on the mentioned method.

d) Cost of cases and bottles

The inventory of cases and bottles is recorded at the acquisition cost. The valuation method used is average cost, which does not exceed market value. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately 4 years for glass bottles (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter jugs).

The inventory as of December 31, 2008 purchased in 2007 or prior years, includes a restatement consisting in the difference between average cost and the lesser of replacement cost or deposit value determined as of December 31, 2007, which will be debited to results when the inventory be consumed.

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is charged to income of the year in which are promoted.

e) Investments in shares

The Company's investments in shares of associated companies are valued by applying the equity method. For purposes of presentation in the individual financial statements, the investments in shares of subsidiaries companies are valued applying the same method. Other investments in shares in which the Company has less than 10% ownership or does not have significant influence are expressed at acquisition cost. Investments originated in 2007 and prior years include a restatement determined applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost. See Note 8.

f) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Fixed assets acquired in 2007 and prior years include a restatement determined applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost. Depreciation is calculated using the straight-line method, based on the useful lives of the assets determined by the Company. See Note 9. The mentioned restatement is debited to results as the related asset is depreciated or disposed.

g) Goodwill

Goodwill is the difference between the amount paid and the book value of shares of subsidiaries and associated companies acquired. Goodwill generated until December 31, 2007 include a restatement as of the mentioned date, determined applying factors derived from the Mexican NCPI to historical amounts. At December 31, 2008 and 2007, the accumulated goodwill amounted to $ 536,377 and is included in other non-current assets in the consolidated balance sheets. In accordance with Bulletin B-7, "Business acquisitions", goodwill will be subject to impairment rules mentioned in next paragraph.

h) Impairment of long-lived assets

The Company and its subsidiaries review the book value of the property, plant and equipment and the goodwill to detect any impairment evidence that could indicate that their book value could be non-recoverable, in accordance with Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal". To determine if an impairment exists, is considered the greater of present value (using a discount rate) of the expected net cash flows that will be yielded during the estimated useful lives of the assets or its fair value. Impairment loss is recorded considering the amount of book value that exceeds the greater of the values mentioned above. When there is an intention of selling assets, these must be presented in the financial statements at lower of historical (or restated value as of December 31, 2007 if the asset was acquired in prior years) or fair value.

i) Employee benefits

The Company recognizes the NIF D-3 "Employee benefits", in force from January 1st, 2008, replacing previous Bulletin D-3 "Labor obligations". NIF D-3 establishes three types of benefits to employees: direct short and long-term benefits, at the end of the labor relation (termination benefits) and upon retirement (post-employment benefits).

The liabilities due to employee benefits granted by the entity are determined as follows:

- The liabilities for direct short-term benefits are recognized as incurred, based on the current salaries, expressed at their nominal value. As of December 31, 2008 and 2007 there are no direct long-term benefits.

- The liabilities due to termination benefits of the labor relation before reaching retirement age are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet, using for said purpose certain assumptions and hypotheses determined by independent actuaries. The remunerations included in the determination of these liabilities correspond to severance indemnities and seniority premium attributable to death, disability, severance and voluntary withdrawal before retirement date, all of these determined in accordance with the applicable labor laws. From 2008, the actuarial gains and losses are immediately recognized in the results for the year. Until December 31, 2007 and in accordance with the previous bulletin, this item was amortized taking into account the remaining work life of the workers that were expected to receive the benefits. Furthermore, the transition liabilities and the changes to the plan pending amortization existing as of December 31, 2007 will be amortized through the straight-line method in five years.

- The liabilities due to post-employment benefits are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet. The remunerations included in the determination of these liabilities correspond to seniority premium for retirement and pension plans established by of some of the subsidiaries. See Note 10.

  Actuarial gains and losses, as well as the changes to the plan pending to be amortized are amortized on the basis of the remaining average work life of the workers that are expected to receive the benefits. According to the NIF D-3, after 2008 the transition liabilities existing as of December 31, 2007 are amortized through the straight-line method in five years. Until 2007, this was amortized on the basis of the remaining average work life of the employees that were expected to receive the plan benefits. From 2008 and in accordance with the NIF D-3, the projection of salaries is determined by considering the probable promotions of employees (salary history) in the estimate of the salary increase rate in the course of time.

- The liabilities due to the retirement and termination of the labor relation before reaching retirement age, as well as the related net costs are determined according to the unit credit method, based on projected salaries, using for that purpose certain assumptions and hypotheses determined by independent actuaries. See Note 10.

- Deferred employees' profit sharing (PTU). Until December 31, 2007, the deferred PTU on the temporary differences arising from the reconciliation between accounting and tax profit was recognized, in accordance with previous Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employees' Profit Sharing". From January 1st, 2008, the deferred PTU is recognized on the basis of the assets and liabilities method established in NIF D-4, "Income taxes", which is determined on the temporary differences between accounting and tax values of the assets and liabilities of the entity, in those cases where it is likely to realize the liability or benefit that may be originated and there are no signs that this situation will change in such a way that the liabilities or benefits cannot materialize in the future. In accordance with this new regulation the accumulated liabilities as of January 1, 2008 were determined on the basis of the new methodology. The liability determined in this manner amounted to $ 155,642, of which $ 41,440 were already recorded as of December 31, 2007; therefore and in accordance with NIF D-3, the initial effect of the application of this standard, which amounted to $ 114,202, was charged to retained earnings. The recording of the mentioned deferred PTU also originated a deferred income tax effect. The total effect debited to retained earnings amounted $ 134,861, that includes $ 25,119 related to associated companies.

j) Income taxes

The income taxes (Income Tax and/on Business Flat Tax) recorded in the year's results are based on criteria established in NIF D-4 "Income Taxes". According to that NIF, the current tax determined on the basis of the tax provisions in force is recorded in the income for the year to which it is attributable and the deferred taxes determined on the basis of the assets and liabilities method are calculated, which consists of comparing the accounting and tax values of the assets and liabilities of the entity, from which both deductible and accruable temporary differences arise. The respective tax rate is applied to all the resulting temporary differences and they are recognized as a deferred asset or liability. The deferred asset tax, is recorded only when there is a possibility for their recovery.

Grupo Continental, S.A.B. determines income tax for the year based on the consolidated tax result. See Note 13.

In accordance to present regulations, the "Accumulated effect of deferred income tax" derived from the initial recognition and included in shareholders' equity as of December 31, 2007 that amounted $1,148,856, was reclassified to retained earnings.

k) Use of estimates

The preparation of financial statements in accordance with NIF, requires the use of reliable estimates and assumptions of events that can not be quantified precisely at the date of issuance of the financial statements. Actual results may differ from such estimates and assumptions.

l) Transactions in foreign currency

Transactions in foreign currency are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. See Note 5.

m) Revenue recognition

Revenue is recognized upon shipment of products to customers or upon delivery to the customer and the customer has taken ownership of the goods. All kind of sales discounts are deducted from sales.

n) Statement of income

Costs and expenses showed at the statements of income are derived form primary activities of the Company and that represent its main source of revenues. Considering the practices of the industry were operates, the Company considers the best way to present its costs and expenses in the statement of income is by function. This classification shows in generic headings, the types of costs and expenses based on the contribution to the different levels of income on loss of such statements.

o) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing and promotion budgets, The Coca-Cola Company has made co-payments of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories. The advertising and promotional expenses reflect the portion of such costs applicable to the bottlings. Funds expended on behalf of The Coca-Cola Company's portion of such expenses, are recorded as accounts receivable and accordingly, have no effect on the results. The Coca-Cola Company generally pays such receivables within an average of 30 days. Expenses recovered from TCCC and credited to advertising and promotional expenses amounted to $ 343,663 and $ 369,668 in 2008 and 2007, respectively.

p) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented.

q) Concentration of risks

The products of Contal subsidiaries are basically traded through a significant number of medium size retailers, such a grocery stores, without existing preference in any neither customer nor type of special customer.

The sales of soft drinks, purified water and other noncabonated soft drinks performed by the Company refer to brands owned by The Coca-Cola Company. The Company has executed a franchise agreement with this company which expires in July 2014, and it is estimated that at the end of its effective term the agreement may be renewed again. In accordance with the aforementioned agreement, the concentrates used to prepare the different products must be supplied exclusively by such company.

r) Comprehensive income

"Comprehensive income" represents the performance of the Company during the years presented. In 2008 this item is represented by net income. In 2007 it also includes the effects of holding non-monetary assets and of deferred income tax, which in accordance with applicable NIF was recorded in shareholders' equity.

s) Segment information

As mentioned in Note 2, Contal is the holding of companies which main activity is the manufacture, acquisition, sale of soft drinks, purified water and other noncarbonated soft drinks, that operate the franchise granted by The Coca-Cola Company, distributed in seven states of Mexico. The operational risk and yield conditions for each of the bottlers in the different territories are similar, because the products are the same, as are the production processes, the type of customers, the distribution methods and the regulatory environment in which each of the plants operate. They also operate under identical economic and political circumstances, and no internal information related with geographical areas or by zones is generated, since the management is carried as unique business entity.

5.- ASSETS AND LIABILITIES IN U.S. DOLLARS

As of December 31, 2008, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 1.4 million and 0.9 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 13.77 pesos per one U.S. dollar.

In the years ended December 31, 2008 and 2007, transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 7.4 million and U.S. 12.7 million, respectively.

On January 29, 2009, the date of issuance of the financial statements, the exchange rate was 14.15 Mexican pesos per one U.S. dollar.

6.- RELATED PARTIES

The related party balances are as follows:

	December, 31	
	2008	2007
Accounts receivable:		
The Coca-Cola Company (1)	$ 34,254	$ 65,988
Accounts payable:		
The Coca-Cola Company (2)	$ 199,370	$ 219,465
Industria Envasadora de Queretaro, S.A. de C.V. (3)	15,856	12,969
Jugos del Valle, S.A.P.I. de C.V.	40,804	
Promotora Industrial Azucarera, S.A. de .C.V. (4)	535	
Total accounts payable	$ 256,565	$ 232,434

(1) Accounts receivable originated by the cooperative expenses mentioned in note 4-o.

(2) Related to concentrate purchases. These amounts are due in 30 days and bear interest at the rate of two points below the TIIE (8.70% as of December 31, 2008)

(3) Balances related to purchases of canned beverages.

(4) Balances related to purchases of sugar.

The following is a summary of the most significant transactions of Grupo Continental, S.A.B. and its subsidiaries with related parties, and the ones celebrated by the Company with its subsidiaries:

	CONSOLIDATED		INDIVIDUAL	
	Years ended December 31			
	2008	2007	2008	2007
Related parties:				
The Coca-Cola Company				
Purchases of concentrate	$ 1,971,727	$ 1,895,832		
Advertising expenses	183,046	169,356		
Interest paid	12,465	10,489		
Services paid	43,557	46,900		
Jugos del Valle, S.A.P.I. de C.V.				
Purchases of juices and other drinks	281,019			
"Maquila" revenues	22,859			
Associated companies:				
Promotora Industrial Azucarera, S.A. de C.V.				
Purchases of sugar	992,696	1,054,784		
Industria Envasadora de Queretaro, S.A. de C.V.				
Purchases of canned beverage	375,107	399,106		
Subsidiaries companies:				
Commissions earned			$ 130,185	$ 127,436
Interest earned			38,109	27,781
Air transportation services			21,254	25,245
Interest paid			233,221	230,755
Services paid			5,688	5,603
Benefits to relevant directives of the Company:				
Direct short-term benefits	69,904	70,697		

7.- INVENTORIES

	December 31, 2008		December 31, 2007	
Finished goods	$	197,729	$	150,140
Product in process		5,288		3,954
Raw materials		108,344		108,130
General warehouse		10,298		11,071
Spare parts and tools		158,730		155,593
Cases and bottles		401,688		359,013
Merchandise in transit		39,697		28,967
Advance to suppliers		45		2,901
	$	921,819	$	819,769

8.- INVESTMENTS IN SHARES

The investments in shares of associated companies are as follows:

	Ownership percentage		Investments in shares		Equity in earnings
December 31,2008:					
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$	861,464		120,117
Industria Envasadora de Queretaro, S.A. de C.V. (2)	14.26		70,311		(1,140)
Andamios Atlas, S.A. de C.V. (3)	24.41		111,894		21,057
Total investments in associated companies			1,043,669		140,034
Other investments with no significant influence (4)			309,134		
			1,352,803		140,034
December 31,2007:					
Promotora Industrial Azucarera, S.A. de C.V.	49.00	$	877,929	$	118,347
Industria Envasadora de Queretaro, S.A. de C.V.	14.26		72,774		6,300
Andamios Atlas, S.A. de C.V.	24.41		96,834		19,436
Total investments in associated companies			1,047,537		144,083
Other investments with no significant influence			314,538		
		$	1,362,075	$	144,083

(1) This company is dedicated to the production and sale of sugar, being the only supplier of this raw material of the bottling subsidiaries of Contal.

(2) This company produces canned beverages, selling part of its production to bottling subsidiaries of Contal. During 2007 the Company decreased its equity interest from 15.50% to 14.26%. The figures of 2008 that were considered in the determination of the equity method have not been audited by an independent public accountant.

(3) Its principal activity is the manufacturing, leasing, purchase and sale of scaffolds used in the construction segment. The figures of 2008 that were considered in the determination of the equity method have not been audited by an independent public accountant.

(4) Includes $ 276,494 related to the acquisition of 5.42% of capital stock of Jugos del Valle, S.A.P.I. de C.V.

9.- PROPERTY, PLANT AND EQUIPMENT

The amounts as of December 31, 2008 and 2007 are as follows:

	2008			2007	Average annual depreciation rate
	Investment	Accumulated depreciation	Net	Net	
Buildings	$ 2,569,890	$ 893,386	$ 1,676,504	$ 1,664,844	2.1
Industrial equipment	3,205,949	1,912,994	1,292,955	1,181,720	5.6
Anti-pollution equipment	126,849	66,474	60,375	65,285	4.6
Transportation equipment	1,817,474	1,056,315	761,159	776,302	6.9
Furniture and other equipment	329,335	216,125	113,210	92,394	6.2
Computer equipment	141,817	96,799	45,018	35,199	25.0
Refrigeration equipment	578,244	376,151	202,093	184,250	20.0
	8,769,558	4,618,244	4,151,314	3,999,994	
Land	901,083		901,083	935,349	
Construction and equipment in process, and advance to suppliers (1)	89,466		89,466	156,278	
	$ 9,760,107	$ 4,618,244	$ 5,141,863	$ 5,091,621	

(1) The Company´s management estimates that the additional investment required to conclude the construction and equipment in process as of December 31, 2008 will be approximately of $ 20 million of pesos. That amount will be designated to the acquisition and renewal of the production lines.

10.- EMPLOYEE BENEFITS

The majority of Company's subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and pension remains in effect at least for ten years, and until the death of the employee. In pension plans of two subsidiaries, the retirement age is 65 years, with at least 15 years of service. A part of these plans is a "defined benefit plans" and the other part is a "defined contribution plans", in which the subsidiaries and employees will contribute to an irrevocable trust fund with pre-established amounts. The other subsidiaries also make annual contributions to the irrevocable trust funds based on actuarial estimations.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

Employee benefits liability is determined as follows:

	Post-employment benefits	Termination benefits	Total 2008	Total 2007
Acquired benefits obligation	$ 451,437		$ 451,437	$ 501,908
Unaccrued benefits obligation	1,108,484	$ 129,463	1,237,947	1,029,946
Defined benefit obligation	1,559,921	129,463	1,689,384	1,531,854
Plan assets ($ 1,123,382 at fair value at December 31, 2008)	1,200,403		1,200,403	1,039,378
	359,518	129,463	488,981	492,476
Net transition liability pending to be amortized	(112,339)	(39,232)	(151,571)	(198,195)
Unamortized previous services and changes to the plan	(17,353)	(237)	(17,590)	(16,171)
Previous services impact on salary history	(1,560)		(1,560)	
Actuarial losses pending to be amortized	(82,950)		(82,950)	(89,510)
Projected net liability	145,316	89,994	235,310	188,600
Additional liability				165,429
Total liability	$ 145,316	$ 89,994	235,310	354,029
Deferred PTU			128,383	41,440
Total liability for employee benefits			$ 363,693	$ 395,469

According to NIF D-3 the additional liability existing should be cancelled, therefore the existing additional liability as of December 31, 2007 in the amount of $ 165,429 was cancelled in 2008, decreasing in the mentioned amount the related liability account and canceling the offset account recorded in other non-current assets in the consolidated balance sheet.

The periodic benefit cost for the employee benefits consisted of the following:

	Post-employment benefits	Termination benefits	Total 2008	Total 2007
Service cost	$ 52,752	$ 18,828	$ 71,580	$ 59,771
Interest cost	116,353	9,054	125,407	61,983
Expected return on plan assets	(95,337)		(95,337)	(42,794)
Amortization of transition liability	30,479	10,125	40,604	28,009
Amortization of unrecognized prior service cost	2,312	59	2,371	2,013
Amortization of gains and losses of unrecognized obligations	1,053	967	2,020	(914)
Contributions to the defined contribution plan	15,335		15,335	13,583
Reduction and anticipated extinction of obligations	915		915	5,130
Net periodic benefit cost	$ 123,862	$ 39,033	$ 162,895	$ 126,781

Reconciliation between initial and final balances of the defined benefit obligation (DBO) corresponding to the benefit plans during 2008 are as follows:

	Post-employment benefits	Termination benefits	Total 2008	Total 2007
Balance as of January 1, of DBO	$ 1,411,984	$ 119,870	$ 1,531,854	$ 1,392,774
Service cost	52,752	18,828	71,580	59,771
Interest cost	116,353	9,054	125,407	61,983
Actuarial losses of the year	45,951		45,951	118,361
Benefits paid	(67,119)	(18,289)	(85,408)	(101,035)
Balance as of December 31, of DBO	$ 1,559,921	$ 129,463	$ 1,689,384	$ 1,531,854

Reconciliation between initial and final balances of the plan assets (PA) corresponding to post-retirement benefits in 2008 is as follows:

	2008	2007
Balance as of January 1, of PA	$ 1,039,378	$ 992,467
Expected return	95,337	42,794
Actuarial gains of the year	53,587	21,645
Employer contributions	85,579	67,997
Benefits paid	(73,478)	(85,525)
Balance as of December 31, of PA	$ 1,200,403	$ 1,039,378

As of December 31, 2008, the balance of the plan assets consisted on $ 1,093,781 related to debt securities and $ 115,711 related to equity securities. In 2008, actual return on plan assets amounted to $ 105,087.

Estimated contributions to defined benefits pension plans for 2009 are $ 88.6 and for the defined contribution plan are $ 15.6 million.

The principal assumptions used in determining net periodic benefit cost corresponding to post-retirement benefits plan are the following:

	2008	2007
Discount rate	8.75%	4.00%
Expected return rate on plan assets	9.00%	5.00%
Rate of increase in future salary levels	5.07%	0.50%
Amortization period for the unamortized prior service cost (years)	18.8	18.8

The expected return rate of assets of the pension plan was determined based on regular practices of investment of the pension fund established by the Company (90% fix rent and 10% variable rent) and applying the long-term estimated yield recommended by actuaries, which is 8.5% for fix rent and 15.0% for variable rent, resulting a 9% of expected return from assets.

Some comparative values of employee benefits plans as of December of shown years are as follows:

	2008	2007	2006	2005	2004
Defined benefit obligation	$ 1,689,384	$ 1,531,854	$ 1,392,774	$ 1,424,327	$ 1,262,875
Fair value of plan assets	1,200,403	1,039,378	992,467	955,179	772,554
Actuarial losses (gains) from defined benefit obligation	45,951	118,361	(43,009)	41,492	281,170
Actuarial gains corresponding to plan assets	(53,587)	(21,645)	(16,126)	(2,997)	(2,771)

Employee Profit Sharing (PTU) recognized in the consolidated results, in the other income and expenses item, is as follows:

	2008	2007
Current PTU	$ 252,522	$ 243,946
Deferred PTU	(27,259)	(9,269)
	$ 225,263	$ 234,677

As of December 31, 2008, the balance of the deferred employees' profit sharing liability was composed of the following:

	Temporary differences	Deferred PTU
Inventories	$ 159,409	$ 15,941
Fixed assets	1,342,877	134,288
Employee benefits	(218,547)	(21,855)
Other, net	93	9
Liability as of December 31, 2008		128,383
Liability as of December 31, 2007		(41,440)
Accumulated effect of deferred PTU debited to retained earnings (see Note 4-i)		(114,202)
Deferred PTU credited to income		$ (27,259)

In the originally issued financial statements of 2007, balance of the deferred PTU amounting $ 41,440 was presented as part of deferred income tax in the consolidated balance sheet. For comparison purposes that figure was reclassified to employee benefits in the 2007 consolidated balance sheet that is presented.

11.- SHAREHOLDERS' EQUITY

a) Capital stock

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

b) Legal reserve

The net income of the Company is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of December 31, 2008, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

c) Reserve for repurchasing stock

As of December 31, 2008, retained earnings included $ 150,000 of reserve for repurchasing stock.

d) Dividends and capital refunds

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net tax profit account" or "CUFIN". Also, the capital refunds that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. As of December 31, 2008, the CUFIN and CUCA of the Company amounted to $ 6,132,145 and $ 670,103, respectively.

e) Dividends paid

Dividends paid were as follow:

	Years ended December 31, 2008	2007
Dividends paid	$ 1,500,000	$ 962,960
Shares issued (thousands)	750,000	750,000
Dividend per share (in pesos)	2.00	1.28
Dividend per share (nominal pesos)	2.00	1.25

12.- MINORITY INTEREST

As mentioned in Note 3, the Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income shows the consolidated net income and majority and minority portions are shown after the consolidated net income.

13.- INCOME TAXES

The Company is subject to income tax. Income tax is computed by taking into consideration effects of inflation for tax purposes. Contal has approval from the Ministry of Finance to file consolidated income tax.

As of January 1, 2008 the Business Flat Tax Law (Spanish initials IETU) is in effect. This tax is incurred at the rate of 16.5% and will increase to 17% in 2009 and 17.5% as of 2010. The basis of the tax is determined by totaling the revenues collected, less certain deductions paid, including purchases of inventories and investments in fixed assets. The tax incurred may be decreased by certain credits related to wages and salaries, Social Security contributions, investments in fixed assets that were not deducted at the time the Law was enacted, part of the inventories, among others, as well as the income tax effectively paid in the year. On such basis, the IETU will be paid only for the difference between the income tax and the IETU incurred, when the latter is higher. Due to the effect of the IETU regulation, in 2008 and beyond the Assets Tax law was abrogated.

As of October 1, 2008 the Cash Deposits Tax Law (Spanish initials IDE) was published in the "Diario Oficial de la Federacion", and it will be in effect beginning July 1, 2008. The IDE is incurred at a 2% rate over monthly deposits in cash amounting more than twenty five thousands pesos and considering that it will apply to each institution of the Mexican financing system. The IDE will be credited against year end income tax or income tax withholdings.

The analysis of the consolidated income tax charged to income is as follows:

	Years ended December 31,	
	2008	2007
Current income tax	$ 673,526	$ 639,931
Deferred income tax	(51,515)	(33,681)
Current IETU	15,336	
	$ 637,347	$ 606,250

The income tax charged to the Company's individual statement of income for $ 43,302 ($ 11,333 in 2007), refers to the income tax derived from the Company's operations as an individual entity, and includes the payable or receivable effects as a result of the tax consolidation regime.

A reconciliation of the statutory income tax rate and effective rate is as follows:

	Years ended December 31,	
	2008	2007
Statutory tax rate	28.0%	28.0 %
Permanent differences:		
Non deductible expenses	1.4	1.3
Incurred IETU	0.6	
Inflation effects and others	(2.1)	(0.5)
Difference between current and deductible Employees' profit sharing	(0.2)	0.5
Effective income tax rate before the following item	27.7	29.3
Equity in earnings of associated companies	(1.5)	(1.9)
	26.2 %	27.4%

The balance of the deferred tax liability is included below:

	December 31, 2008	December 31, 2006
Deferred income tax	$ 634,897	$ 690,872
Long-term income tax	782	1,721
	$ 635,679	$ 692,593

As of December 31, 2008 the balance of the deferred income tax liability was composed of the following:

	Temporary differences	Deferred income tax
Inventories	$ 156,405	$ 43,793
Fixed assets	2,508,762	702,453
Employee benefits	(218,547)	(61,193)
Deferred employees' profit sharing	(128,383)	(35,947)
Other items, net	(50,746)	(14,209)
Liablity as of December 31, 2008		634,897
Liablity as of December 31, 2007		(690,872)
Accumulated effect of deferred income tax credited to retained earnings (see Note 4-i)		4,460
Deferred income tax credited to income		$ (51,515)

14.- CONTINGENCIES

During 2000, most of the Company's bottling plants were charged by the Federal Commission of Competition (FCC) with alleged relative monopolistic practices, due to a complaint filed by PepsiCo and other bottling plants and a 10.5 million pesos fine was imposed to each of the companies involved. These Companies have filed several legal procedures and as of this date its resolution is still pending.

In the opinion of the Company's management and its legal advisors, the charged bottling companies do not commit relative monopolistic practices, due to the fact that the market in which they operate include carbonated and noncarbonated soft drinks, purified water, beverages containing juice, milk-based drinks, juices and other non-alcoholic ready to drink products, which is larger than the one considered by the FCC. Therefore, it is considered that the final outcome of the aforementioned legal procedures, which are on litigation, will be favorable to the charged companies.

15.- NEW PRONOUNCEMENTS

From January 1st, 2009, new regulatory pronouncements are in force, issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), which must be complied with for the presentation of financial information. A summary of the new provisions is included below:

NIF B-7 "Acquisitions of businesses"

The NIF B-7 is adjusted by establishing changes in the general standards for disclosure and valuation in the initial recognition as of the date of acquisition of the net assets that are acquired in a business acquisition, as well as of the non-controlling equity and of other items that may arise in the same, such as goodwill and profit on purchase.

NIF B-8 "Combined and consolidated financial statements"

The NIF B-8 establishes, through a prospective application, the general standards for the preparation and presentation of the consolidated and combined financial statements.

NIF C-7 "Investments in associated companies and other permanent investments"

It establishes the rules for the accounting recognition of investments in associated companies, as well as of the other permanent investments in which no control, joint control or significant influence is held. Under this new regulation goodwill must be presented as part of the investment in associated companies.

NIF C-8 "Intangible assets"

The NIF C-8 establishes the general standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or which are generated internally in the normal course of operations of the entity.

NIF D-8 “Payments based on shares”

It establishes the rules for the accounting recognition of purchases transactions of goods or services were payments are based on shares. In this matter, the entity is required to recognize the effects of transactions were payments are based on shares in the net income or loss of the period, including the associated expenses related to stock options granted to employees or others.

The Company´s management considers that these NIF will have no impact in the financial statements of the Company.

16.- ISSUE OF THE FINANCIAL STATEMENTS

The issue of the consolidated and individual financial statements that are included, were authorized on January 29, 2009, by Mr. Javier Francisco Saldaña González, Chief Financial Officer.

Grupo CONTINENTAL S.A.B.

RECEIVED
2009 APR 28 A 6:21
FICE OF INTERNATIONAL CORPORATE FINANCE

MAIN AGREEMENTS FROM THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A.B., HELD ON APRIL 23, 2009.

- **THE ANNUAL REPORT WAS APPROVED, WHICH INCLUDES REPORTS GIVEN BY THE PRESIDENT OF THE BOARD, THE CHIEF EXECUTIVE OFFICER REPORT, FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008, THE BOARD OF DIRECTORS REPORT, AS WELL AS THE BOARD OF DIRECTORS´ OPINION ABOUT THE CHIEF EXECUTIVE OFFICER REPORT.**

- **THE AUDIT AND CORPORATE PRACTICES COMMITTEE REPORT WAS PRESENTED AND APPROVED.**

- **THE ACTS AND AGREEMENTS OF THE BOARD OF DIRECTORS PERFORMED IN 2008 WERE RATIFIED.**

- **IT WAS DECIDED TO APPLY THE RESULT OF THE FISCAL YEAR ENDING DECEMBER 31, 2008 OF 1.799 BILLION, 089 THOUSAND 427 PESOS TO THE PRIOR YEARS RESULT ACCOUNT AND TAKE 1.125 BILLION PESOS FROM THE GROSS FISCAL PROFIT ACCOUNT (CUFIN), FOR THE PAYMENT OF A CASH DIVIDEND OF $1.50 PER SHARE, TO EACH OF THE 750 MILLION ORDINARY SHARES SERIES I 2007 ISSUE. IT WAS ALSO APPROVED TO PAY THE DIVIDEND IN ONE INSTALLMENT, STARTING ON MAY 5 AGAINST THE SUBMISSION OF COUPON 2 OF THE SAID SHARES.**

- **THE REPORT ON THE MANAGEMENT OF THE SHARE REPURCHASE FUND FOR 2008 WAS PRESENTED AND APPROVED.**

- **THE PROPOSAL TO SET 150 MILLION PESOS AS THE MAXIMUM AMOUNT FOR THE SHARE REPURCHASE FUND FOR 2009 WAS APPROVED.**

- **THE FISCAL OBLIGATIONS COMPLIANCE REPORT WAS PRESENTED.**

- **THE NEW BOARD OF DIRECTORS WAS ELECTED AS FOLLOW:**

BOARD MEMBER	ALTERNATE BOARD MEMBER
Cynthia H. Grossman	Christopher Grossman
Bruce E. Grossman	Brett E. Grossman
Miguel Angel Rábago Vite	Javier Saldaña González
Marcos Aguilar Romo	Julián Guzmán Luna
Modesto Llarena Arriola	Jorge Antonio Tirado del Pozzo
Germán Eichelmann Rodríguez	Rigoberto Medina Ochoa
Carlos Artolózaga Noriega	Alfonso Anaya Olalde
Pedro Manuel García Elizondo	Baldomero Ponce Cruz
Felipe Jiménez	Efraín Ayestarán Zambrano
Diego A. Hinojosa Aguerrevere	David Gómez Fuentes
Jerónimo Gutiérrez Aja	José Luis Carmona
Javier Sánchez Lamelas	Eduardo Raúl Arrocha Gío.

MRS. CYNTHIA H. GROSSMAN WAS APPOINTED CHAIRMAN OF THE BOARD.

THE INDEPENDENCY OF MR. MODESTO LLARENA ARRIOLA, MR. GERMAN EICHELMANN RODRIGUEZ, MR. CARLOS ARTOLOZAGA NORIEGA AND MR. DIEGO ALONSO HINOJOSA AGUERREVERE, PROPOSED AS INDEPENDENT BOARD MEMBERS, WAS ASSESSED, AS WELL AS THAT OF MR. JORGE ANTONIO TIRADO DEL POZZO, MR. RIGOBERTO SEBASTIÁN MEDINA OCHOA, MR. ALFONSO ANAYA OLALDE AND MR. DAVID GÓMEZ FUENTES, PROPOSED AS ALTERNATE INDEPENDENT MEMBERS.

- **THE APPOINTMENT OF MR. GERMAN EICHELMANN RODRIGUEZ AS PRESIDENT OF THE AUDIT AND CORPORATE PRACTICES COMMITTEE WAS APPROVED.**

- **FEES FOR AN AMOUNT OF 1 MILLION 822 THOUSAND 200 PESOS WERE ASSIGNED TO THE MEMBERS OF THE BOARD OF DIRECTORS, RATIFYING THE CHARGE FOR THE FEES PAID IN THE PREVIOUS YEAR AS GENERAL EXPENSES.**